UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

SUPREME INDUSTRIES, INC.
(Name of Subject Company)

SUPREME INDUSTRIES, INC.
(Name of Person Filing Statement)

Class A Common Stock, $0.10 par value per share
Class B Common Stock, $0.10 par value per share
(Title of Class of Securities)

Class A Common Stock 868607102
Class B Common Stock 868607300
(CUSIP Number of Class of Securities)

With copies to:

John Dorbin
General Counsel
Supreme Industries, Inc.
P.O. Box 237
2581 E. Kercher Road
Goshen, Indiana 46528
(574) 642-3070
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on
Behalf of the Person Filing Statement)
Bruce Newsome, Esq. Haynes and Boone, LLP 2323 Victory Ave., Suite 700 Dallas, Texas 75219 Ph: (214) 651-5000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Annex I	—	Opinion, dated August 8, 2017, of Robert W. Baird & Co. Incorporated to the Board of Directors of Supreme Industries, Inc.
Annex II	—	Section 262 of the Delaware General Corporation Law Rights of Appraisal
i

Item 1.
Subject Company Information.

(a)
Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Supreme Industries, Inc., a Delaware corporation (“Supreme” or the “Company”). The address of the principal executive offices of Supreme is 2581 E. Kercher Rd., Goshen, Indiana 46528 and its telephone number is (574) 642-3070. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Supreme” refer to Supreme Industries, Inc.
(b)
Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Class A common stock of Supreme, par value $0.10 per share (the “Class A Common Stock”), and the Class B common stock of Supreme, par value $0.10 per share (the “Class B Common Stock” and collectively with the Class A Common Stock, the “Shares”). As of August 22, 2017, there were (i) 15,503,763 shares of Class A Common Stock issued and outstanding (including 191,713 Restricted Shares (as defined below)) and (ii) 1,656,467 shares of Class B Common Stock issued and outstanding which are convertible into Class A Common Stock on a one for one basis.
Item 2.
Identity and Background of Filing Person.

(a)
Name and Address.

The name, address and telephone number of Supreme, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in “Item 1. Subject Company Information — Name and Address” above. Supreme’s website is www.supremecorp.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.
(b)
Tender Offer.

This Schedule 14D-9 relates to the tender offer by Redhawk Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Wabash National Corporation, a Delaware corporation (“Parent”), to purchase all of the Shares at a purchase price of  $21.00 per Share (the “Offer Price”), in cash, without interest and less any applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 22, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are being mailed to Supreme’s stockholders together with this Schedule 14D-9 and filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) on August 22, 2017 by Purchaser and Parent (together with any amendments and supplements thereto, the “Schedule TO”).
The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 8, 2017 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), among Parent, Purchaser, and Supreme. Parent’s address is 1000 Sagamore Parkway S., Lafayette, IN 47905-4727.

The Offer will initially expire at 12:01 a.m. (New York City time) on September 27, 2017. Under certain circumstances, Purchaser may, in its sole discretion, or may be required to extend the Offer on one or more occasions in accordance with the terms set forth in the Merger Agreement and the applicable rules and regulations of the SEC. Purchaser will not be required to extend the Offer beyond the earlier of the valid termination of the Merger Agreement in accordance with its terms and November 6, 2017 (the “End Date”), subject to extension to December 6, 2017 if all conditions to the Offer have been satisfied or waived (other than those conditions that by their nature can only be satisfied at the expiration of the Offer, provided that such conditions are reasonably capable of being satisfied) other than the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) having expired or been terminated.
The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including that the number of Shares validly tendered in the Offer and not properly withdrawn prior to the expiration of the Offer, together with the number of Shares, if any, then owned by Parent, Purchaser and any subsidiary or affiliate of Parent or Purchaser, taken as a whole (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” as defined in Section 251(h) of the Delaware Generation Corporation Law (the “DGCL”) by the depositary for the Offer pursuant to such procedures), constitutes at least one Share more than one-half  (1/2) of all Shares outstanding as of the consummation of the Offer (the “Minimum Tender Condition”). The Offer is subject to other customary conditions, including, among others, the Minimum Tender Condition, expiration or termination of the applicable waiting period under the HSR Act, the completion of a marketing period for Parent’s financing, the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) or governmental order delaying or preventing the acceptance of the Shares or otherwise prohibiting the transaction, performance by Supreme of its covenants and the continued accuracy of representations and warranties, subject to certain materiality standards. Consummation of the Offer and Merger are not subject to a financing condition.
As soon as practicable following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Supreme (the “Merger”), with Supreme surviving as a wholly-owned subsidiary of Parent. Purchaser will affect the Merger after consummation of the Offer pursuant to Section 251(h) of the Delaware General Corporation Law without a vote of Supreme stockholders. At the effective time of the Merger (the “Effective Time”), the Shares not purchased pursuant to the Offer (other than Shares held by Parent, Supreme, Purchaser or any of their respective wholly owned subsidiaries or by stockholders of Supreme who have perfected their statutory rights of appraisal under Delaware law) will each be converted into the right to receive an amount in cash equal to the Offer Price, without interest, subject to any required withholding of taxes.
The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the description contained in Section 13 — “The Merger Agreement; Other Agreements” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to the Schedule TO, and is incorporated herein by reference.
For the reasons described below, Supreme’s board of directors (the “Supreme Board”) unanimously supports the Offer, the Merger and the transactions contemplated by the Merger Agreement and recommends that Supreme’s stockholders tender the Shares to Purchaser pursuant to the Offer.
Item 3.
Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, or otherwise incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Supreme or any of its affiliates, on the one hand and (ii)(x) any of its executive officers, directors or affiliates, or (y) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

(a)
Arrangements between Supreme and its Executive Officers, Directors and Affiliates

In considering the recommendation of the Supreme Board to tender Shares in the Offer, stockholders should be aware that our executive officers and members of the Supreme Board and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the transactions contemplated thereby, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally. These interests may create potential conflicts of interest. The Supreme Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby. As described in more detail below, these interests include:
•
although the terms of the agreements of Restricted Shares (the “Restricted Shares Agreements”) provide for automatic acceleration of vesting upon a Change in Control, in order to make the acceleration of vesting occur immediately prior to the Purchaser acquiring Shares in the Offer (the “Acceptance Date”), in connection with approving the Merger Agreement, the Supreme Board approved the full vesting acceleration of the outstanding awards of restricted Shares (the “Restricted Shares”) held by an individual who, as of the Acceptance Time, is an active employee of Supreme, with such vesting acceleration effective as of immediately prior to the Acceptance Date with such vested Restricted Shares having the right to receive in the Offer a cash payment equal to the product obtained by multiplying (i) the total number of Restricted Shares immediately prior to the Acceptance Date by (ii) the Offer Price;

•
the receipt of payments by Messrs. Barrett and Gardner due to their termination of employment effective at the closing of the Merger pursuant to Amendment Number Two to Employment Contract of each of Messrs. Barrett and Gardner dated August 8, 2017;

•
the potential receipt of severance payments by Messrs. Weber and Long pursuant to their Amended and Restated Employment Agreements, effective as of May 6, 2016, as a result of the completion of the Offer and the Merger due to (i) a material diminution in such executive’s title, duties, responsibility or authority, including without limitation, in the case of Mr. Weber, any failure to elect or re-elect him to the Supreme Board, (ii) the failure of such executive to be retained in his same capacity following the completion of the Offer and the Merger other than such changes as are reasonably expected due to Supreme no longer being a public company following the completion of the Offer and the Merger or (iii) relocation of the executive’s office, without the executive’s consent, to an office located fifty (50) miles outside Supreme’s current headquarters.

•
the receipt of payments and benefits by certain executive officers under Supreme’s Amended and Restated Ownership Transition Incentive Plan dated May 2, 2016 (the “OTIP”) upon completion of the Offer and the Merger;

•
the payment at the target level of bonuses for the 2017 fiscal year to certain executive officers under Supreme’s 2017 Cash Bonus Plan; and

•
the entitlement to indemnification benefits in favor of directors and officers of Supreme.

For further information with respect to the arrangements between Supreme and its executive officers, directors and affiliates described in this Item 3, as well as other arrangements between Supreme and its executive officers, directors, and affiliates, please see the Definitive Proxy Statement on Schedule 14A filed by Supreme on April 25, 2017, including the information under the heading “Executive Compensation.”
Outstanding Shares Held by Directors and Executive Officers
If the executive officers and directors of Supreme who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Supreme. As of August 22, 2017, the executive officers and directors of Supreme beneficially owned, in the aggregate, 3,322,986 Shares.

The following table sets forth (i) the number of Shares beneficially owned as of August 22, 2017 by each of our executive officers and directors and (ii) the aggregate cash consideration that would be payable for such Shares, subject to any applicable withholding taxes or other taxes.
Name	Number of Shares Beneficially Owned	Cash Value of Shares Beneficially Owned
Executive Officers
Mark D. Weber, President, Chief Executive Officer and Director	177,072	$3,718,512
Matthew W. Long, Chief Financial Officer, Treasurer and Assistant Secretary	90,501	$1,900,521
Michael L. Oium, Vice President of Operations	29,667	$623,007
Herbert M. Gardner, Chairman of the Board	935,636	$19,648,356
William J. Barrett, Secretary and Assistant Treasurer	1,625,247	$34,130,187
Directors
Peter D. Barrett, Director	36,088	$757,848
Edward L. Flynn, Director	323,399	$6,791,379
Arthur J. Gajarsa, Director	36,179	$759,759
Thomas B. Hogan, Jr., Director	14,460	$303,660
Michael L. Klofas, Director	2,100	$44,100
Mark C. Neilson, Director	46,830	$983,430
Wayne A. Whitener, Director	5,807	$121,947
All of our current directors and executive officers as a group (12 persons)	3,322,986	$69,782,706
Outstanding Restricted Stock Held by Directors and Executive Officers
Pursuant to action by the Supreme Board in connection with approving the Merger Agreement, each Restricted Share that is outstanding as of immediately prior to the Acceptance Date and held by an individual who, as of the Acceptance Date, is an active employee of Supreme will accelerate and become fully vested effective immediately prior to the Acceptance Date. Without any further action on the part of the holders thereof, Parent, Purchaser or Supreme, each holder of Restricted Shares that are outstanding will receive in the Offer cash in an amount in cash equal to the product of  (i) the total number of Restricted Shares held by such individual immediately prior to the Acceptance Date (taking into account any acceleration of vesting), multiplied by (ii) the Offer Price.
The table below sets forth, for each of our executive officers holding Restricted Shares as of August 22, 2017, (i) the aggregate number of Restricted Shares and (ii) the value of cash amounts payable in respect of such Restricted Shares on a pre-tax basis at the Effective Time, calculated by multiplying the Offer Price by the number of Restricted Shares. No directors have Restricted Shares. These Restricted Shares are also reflected in the table above under “Outstanding Shares Held by Directors and Executive Officers.”
Since June 23, 2017 (the period commencing 60 days prior to the filing of this Schedule 14D-9), no Restricted Shares held by such executive officers or directors have vested.
Name	Number of Restricted Shares	Total Cash Value of Restricted Stock
Mark D. Weber	83,480	$1,753,080
Matthew W. Long	32,671	$686,091
Michael L. Oium	20,281	$425,901
All of our current directors and executive officers as a group (12 persons)	136,432	$2,865,072

On March 9, 2017, the Compensation Committee of the Supreme Board approved the grant to Messrs. Weber, Long and Oium of 37,616, 11,976 and 7,480 Restricted Shares, respectively. The Restricted Shares are to vest in three equal installments beginning on March 9, 2018, subject to acceleration of vesting on certain conditions such as the completion of the Offer and Merger as described above under “Arrangements between Supreme and its Executive Officers, Directors and Affiliates.”
Employment Arrangements
Each of Messrs. Weber, Long, Gardner and Barrett are entitled to certain severance and change of control benefits pursuant to his employment agreement, the terms of which are described below. The completion of the Offer and Merger will constitute a change of control under these agreements.
Mark D. Weber
In 2016, Supreme entered into an amended and restated employment agreement (the “Weber Employment Agreement”) with Mr. Weber. The term of the Weber Employment Agreement is from May 6, 2016, to May 5, 2019, with an automatic renewal for successive one (1) year periods unless either party provides notice of non-renewal at least 90 days prior to the end of the term then in effect. The agreement calls for Mr. Weber to receive a monthly base salary of at least $37,666.66 and a car allowance of  $1,150 per month. In addition, he is entitled to participate in Supreme’s bonus programs, equity awards, OTIP, and benefit plans.
If Supreme elects not to renew the Weber Employment Agreement at the end of its term, or Mr. Weber is terminated by Supreme other than for “cause,” as defined below, or Mr. Weber terminates his employment for “good reason,” as defined below, he will receive payment of eighteen (18) months’ base salary for the year of termination, a prorated bonus for the year of termination payable at the same time as bonuses would otherwise be payable under the 2017 Cash Bonus Plan (subject to achievement of applicable performance goals), COBRA premium assistance for a period not to exceed eighteen (18) months, twelve (12) months of executive outplacement assistance, and equity vesting for all awards that would have vested within one year of the termination date had he remained an employee.
The Weber Employment Agreement contains a covenant not to compete which provides that, during Mr. Weber’s employment with Supreme and during a period of eighteen (18) months following the cessation of Mr. Weber’s employment with Supreme (the “Weber Restricted Period”), Mr. Weber shall not, directly or indirectly for himself or on behalf of any other person or business entity, engage in any capacity with a “competing business,” as defined in the Weber Employment Agreement. This covenant not to compete is bounded by the territorial limits of the United States. The Weber Employment Agreement also contains a covenant not to solicit employees, consultants and certain actual or prospective customers, clients, suppliers, manufacturers, vendors or licensors of Supreme which runs during the Weber Restricted Period.
Matthew W. Long
Similar to Mr. Weber, Supreme also entered into an amended and restated employment agreement with Mr. Long (the “Long Employment Agreement”), having a term from May 6, 2016, to May 5, 2019, with an automatic renewal for successive one (1) year periods unless either party provides notice of non-renewal at least 90 days prior to the end of the term then in effect. The agreement calls for Mr. Long to receive a monthly base salary of at least $22,916.67 and a car allowance of  $1,150 per month. In addition, he is entitled to participate in Supreme’s bonus programs, equity awards, OTIP, and benefit plans.
If Supreme elects not to renew the Long Employment Agreement at the end of its term, or Mr. Long is terminated by Supreme other than for “cause,” as defined below, or Mr. Long terminates his employment for “good reason,” as defined below, he will receive payment of twelve (12) months’ base salary for the year of termination, a prorated bonus for the year of termination payable at the same time as bonuses would otherwise be payable under the 2017 Cash Bonus Plan (subject to achievement of applicable performance goals), COBRA premium assistance for a period not to exceed twelve (12) months, twelve (12) months of executive outplacement assistance, and equity vesting for all awards that would have vested within one year of the termination date had he remained an employee.

The Long Employment Agreement contains a covenant not to compete which provides that, during Mr. Long’s employment with Supreme and during a period of twelve (12) months following the cessation of Mr. Long’s employment with Supreme (the “Long Restricted Period”), Mr. Long shall not, directly or indirectly for himself or on behalf of any other person or business entity, engage in any capacity with a “competing business,” as defined in the Long Employment Agreement. This covenant not to compete is bounded by the territorial limits of the United States. This covenant not to compete is bounded by the territorial limits of the United States. The Long Employment Agreement also contains a covenant not to solicit employees, consultants and certain actual or prospective customers, clients, suppliers, manufacturers, vendors or licensors of Supreme which runs during the Long Restricted Period.
Herbert M. Gardner
Effective January 1, 2005, Supreme and Mr. Gardner entered into an Amended and Restated Employment Contract, as amended effective June 29, 2012 (the “Gardner Employment Contract”). The Gardner Employment Contract is automatically extended for one additional day so that a constant three-year term is always in effect.
Under the Gardner Employment Contract, if he dies, suffers a “disability,” is terminated by Supreme without “cause,” terminates the Gardner Employment Contract for “good reason” or if a “change in control” occurs (as such terms are defined below), then the term of the agreement is extended to five years from the date of such event.
In consideration of services to be provided to Supreme, the Gardner Employment Contract provides for Mr. Gardner to receive: annual base compensation of  $108,000; and if the pre-tax earnings of Supreme exceed $2,000,000, an incentive bonus of  $36,000, plus an amount equal to 0.6% of the amount by which such pre-tax earnings exceed $2,000,000. Additionally, pursuant to the terms of his employment agreement, Mr. Gardner is entitled to fringe benefits including: the right to participate in Supreme’s medical plan; the lesser of  $30,000 or the actual amount of premiums owing on insurance of any kind owned by himself (and/or his wife) covering himself or “last to die” insurance covering the lives of himself and his wife, grossed up; up to $5,000 per year in expense reimbursement for family vision and dental care, the unused portion of which may be carried forward to future years; and an automobile plus insurance coverage.
If Mr. Gardner dies, suffers a disability, is terminated by Supreme without cause or terminates the Gardner Employment Contract for good reason, then he will be entitled to maintain his base salary and pre-tax bonus for the remainder of the term of the employment agreement (which, following the occurrence of a change in control, will be five (5) years from the date of said change in control). In addition, he will continue to receive the medical coverage, life insurance, and family vision and dental insurance fringe benefits discussed above for the remainder of the term of the employment agreement. In addition, Supreme will either sell or lease to him the automobile that Supreme is providing to him. In such case, Supreme will, not later than March 15 following the end of the calendar year in which his employment terminates, either sell him the automobile for $10 along with any insurance coverage (if assignable) or assign to him all of Supreme’s interest in and to any lease. Upon termination of such lease, Supreme will purchase the leased automobile and convey ownership to him. If Supreme terminates Mr. Gardner for cause, then he will not receive any termination payments or benefits.
Under the Gardner Employment Contract, the definition of  “good reason” includes a “change in control” (as defined below). Notwithstanding the foregoing, in the event payments are being made to Mr . Gardner on account of a change in control based upon a hostile takeover of Supreme, the pre-tax incentive bonus discussed above will be determined based upon the highest pre-tax earnings of Supreme in the three calendar years immediately preceding the calendar year in which termination occurs.
The Gardner Employment Contract contains a non-compete provision for three (3) years following Mr. Gardner’s cessation of employment whereby he will not, individually or in any capacity, engage in any business venture or other undertaking which is directly or indirectly competitive with the business or operations of Supreme as generally conducted at or prior to Mr. Gardner’s termination. The non-compete provision applies to those states in which Supreme has manufacturing facilities on the date of Mr. Gardner’s termination. The Gardner Employment Contract also contains a non-solicitation (of executives) provision for three (3) years following Mr. Gardner’s cessation of employment.

In order to fix Mr. Gardner’s severance for termination of his employment with Supreme upon closing of the Merger at a fully quantifiable amount upon the closing rather than an indeterminate amount based on five (5) years of future pre-tax earnings of Supreme, Supreme and Mr. Gardner, at the request of Parent, entered into Amendment Number Two to Employment Contract (the “Gardner Amendment”) on August 8, 2017.
Pursuant to the Gardner Amendment, in connection with the termination of his employment, Mr. Gardner shall receive severance payments and benefits equal to $1,984,785 (the “Gardner Severance Amount”) paid over five (5) years, which value shall be allocated as follows:
(i)
an amount equal to $540,000 in the aggregate (or $108,000 per annum) in the form of the continued payment of base salary;

(ii)
an amount equal to $1,004,620 in the aggregate (or $200,924 per annum) in the form of the continued payment of a pre-tax bonus; and

(iii)
an amount equal to $440,165 in the aggregate in the form of the continued provision of fringe benefits, including $29,380 in respect of medical benefits, $321,680 in respect of life insurance, $25,000 in respect of dental benefits, and $64,105 in respect of the vehicle buyout.

Receipt by Mr. Gardner of the Gardner Severance Amount shall be subject to the execution and non-revocation by him of a release of claims against Supreme, its subsidiaries and affiliates, and any and all of their respective owners, partners, board members, employees, agents and other representatives, successors, assigns, and administrators or any other fiduciaries of any employee benefit plan sponsored by Supreme or any of its subsidiaries or affiliates.
William J. Barrett
Effective January 1, 2005, Supreme and Mr. Barrett entered into an Amended and Restated Employment Contract, as amended effective June 29, 2012 (the “Barrett Employment Contract”). The terms of the Barrett Employment Contract are substantially similar to the Gardner Employment Contract.
Under the Barrett Employment Contract, if he dies, suffers a “disability,” is terminated by Supreme without “cause,” terminates the Barrett Employment Contract for “good reason” or if a “change in control” occurs (as such terms are defined below), then the term of the agreement is extended to five years from the date of such event.
In consideration of services to be provided to Supreme, the Barrett Employment Contract provides for Mr. Barrett to receive: annual base compensation of  $108,000; and if the pre-tax earnings of Supreme exceed $2,000,000, an incentive bonus of  $36,000, plus an amount equal to 0.6% of the amount by which such pre-tax earnings exceed $2,000,000. Additionally, pursuant to the terms of his employment agreement, Mr. Barrett is entitled to fringe benefits including: the right to participate in Supreme’s medical plan; the lesser of  $30,000 or the actual amount of premiums owing on insurance of any kind owned by himself (and/or his wife) covering himself or “last to die” insurance covering the lives of himself and his wife, grossed up; up to $5,000 per year in expense reimbursement for family vision and dental care, the unused portion of which may be carried forward to future years; and an automobile plus insurance coverage.
If Mr. Barrett dies, suffers a disability, is terminated by Supreme without cause or terminates the Barrett Employment Contract for good reason, then he will be entitled to maintain his base salary and pre-tax bonus for the remainder of the term of the employment agreement (which, following the occurrence of a change in control, will be five (5) years from the date of said change in control). In addition, he will continue to receive the medical coverage, life insurance, and family vision and dental insurance fringe benefits discussed above for the remainder of the terms of the employment agreement.. In addition, Supreme will either sell or lease to him the automobile that Supreme is providing to him. In such case, Supreme will, not later than March 15 following the end of the calendar year in which his employment terminates, either sell him the automobile for $10 along with any insurance coverage (if assignable) or assign to him all of Supreme’s interest in and to any lease. Upon termination of such lease, Supreme will purchase the leased automobile and convey ownership to him. If Supreme terminates Mr. Barrett for cause, then he will not receive any termination payments or benefits.

Under the Barrett Employment Contract, the definition of  “good reason” includes a “change in control” (as defined below). Notwithstanding the foregoing, in the event payments are being made to Mr. Barrett on account of a change in control based upon a hostile takeover of Supreme, the pre-tax incentive bonus discussed above will be determined based upon the highest pre-tax earnings of Supreme in the three calendar years immediately preceding the calendar year in which termination occurs.
The Barrett Employment Contract contains a non-compete provision for three (3) years following Mr. Barrett’s cessation of employment whereby he will not, individually or in any capacity, engage in any business venture or other undertaking which is directly or indirectly competitive with the business or operations of Supreme as generally conducted at or prior to Mr. Barrett’s termination. The non-compete provision applies to those states in which Supreme has manufacturing facilities on the date of Mr. Barrett’s termination. The Barrett Employment Contract also contains a non-solicitation provision (of executives) for three (3) years following Mr. Barrett’s cessation of employment.
In order to fix Mr. Barrett’s severance for termination of his employment with Supreme upon closing of the Merger at a fully quantifiable amount upon the closing rather than an indeterminate amount based on five (5) years of future pre-tax earnings of Supreme, Supreme and Mr. Barrett, at the request of Parent, entered into Amendment Number Two to Employment Contract (the “Barrett Amendment”) on August 8, 2017.
Pursuant to the Barrett Amendment, in connection with the termination of his employment, Mr. Barrett shall receive severance payments and benefits equal to $1,936,915 (the “Barrett Severance Amount”) paid over five (5) years, which value shall be allocated as follows:
(i)
an amount equal to $540,000 in the aggregate (or $108,000 per annum) in the form of the continued payment of base salary;

(ii)
an amount equal to $1,004,620 in the aggregate (or $200,924 per annum) in the form of the continued payment of a pre-tax bonus; and

(iii)
an amount equal to $392,295 in the aggregate in the form of the continued provision of fringe benefits, including $33,236 in respect of medical benefits, $280,112 in respect of life insurance, $25,000 in respect of dental benefits, and $53,947 in respect of the vehicle buyout.

Receipt by Mr. Barrett of the Barrett Severance Amount shall be subject to the execution and non-revocation by him of a release of claims against Supreme, its subsidiaries and affiliates, and any and all of their respective owners, partners, board members, employees, agents and other representatives, successors, assigns, and administrators or any other fiduciaries of any employee benefit plan sponsored by Supreme or any of its subsidiaries or affiliates.
For purposes of the Weber Employment Agreement and the Long Employment Agreement, the following terms have the meaning set forth below:
“Cause” means termination because of: (i) an act or acts of theft, embezzlement, fraud, or dishonesty; (ii) a willful or material misrepresentation by the executive that relates to Supreme or has an impact on Supreme; (iii) any willful misconduct by the executive with regard to Supreme; (iv) any violation by the executive of any fiduciary duties owed by him to Supreme; (v) the executive’s conviction of, or pleading nolo contendere or guilty to, a felony (other than a traffic infraction) or misdemeanor that may cause damage to Supreme or Supreme’s reputation; (vi) a material violation of Supreme’s written policies, standards or guidelines, which the executive failed to cure within thirty (30) days after receiving written notice from the Supreme Board specifying the alleged violation; (vii) the executive’s willful failure or refusal to satisfactorily perform the duties and responsibilities required to be performed by the executive under the terms of the employment agreement or necessary to carry out the executive’s job duties, which the executive failed to cure within thirty (30) days after receiving written notice from the Supreme Board specifying the alleged willful failure or refusal; and (viii) a material breach by the executive of the employment agreement or any other agreement to which the executive and Supreme are parties that is not cured by the executive within twenty (20) days after receipt by the executive of a written notice from Supreme of such breach specifying the details thereof.

“Good Reason” means (i) a material reduction in the executive’s base salary (unless such material reduction is in proportion to a salary reduction applied to the entire group of senior executives of Supreme); (ii) a material diminution in the executive’s title, duties, responsibility or authority, including without limitation, with respect to Mr. Weber, any failure to elect or re-elect Mr. Weber to the Supreme Board; (iii) in the event of a “change of control” (as defined in Supreme’s 2016 Long-Term Incentive Plan), the failure of Supreme to retain the executive in the same capacity following the change of control (i.e., no material reduction in duties, authority, or material change in position), other than such changes as are reasonably expected in the event Supreme is no longer a publicly-held corporation following the change of control; (iv) relocation of the executive’s office, without the executive’s consent, to an office located fifty (50) miles outside Supreme’s current headquarters; or (v) a material breach by Supreme of the employment agreement, or any other agreement to which the executive and Supreme are parties. Any event described in (i) through (v) shall not constitute Good Reason unless the executive delivers to Supreme a written notice of termination for Good Reason specifying the alleged Good Reason within ninety (90) days after the executive first learns of the existence of the circumstances giving rise to Good Reason, within thirty (30) days following delivery of such notice, Supreme has failed to cure the circumstances giving rise to Good Reason, and the executive resigns within sixty (60) days after the end of the cure period. For purposes of the employment agreement, an action (or failure to act) shall be considered “willful” only if done without a good faith belief that such action (or failure to act) was in, or not opposed to, the best interests of Supreme, and no action (or failure to act) done in good faith reliance upon the advice of Supreme’s inside or outside legal counsel shall be considered willful.
Under Supreme’s 2016 Long-Term Incentive Plan, “Change in Control” means any of the following, except as otherwise provided herein: (i) any consolidation, merger or share exchange of Supreme in which Supreme is not the continuing or surviving corporation or pursuant to which Shares would be converted into cash, securities or other property, other than a consolidation, merger or share exchange of Supreme in which the holders of Shares immediately prior to such transaction have the same proportionate ownership of common stock of the surviving corporation immediately after such transaction; (ii) any sale, lease, exchange or other transfer (excluding transfer by way of pledge or hypothecation) in one transaction or a series of related transactions, of all or substantially all of the assets of Supreme; (iii) the stockholders of Supreme approve any plan or proposal for the liquidation or dissolution of Supreme; (iv) the cessation of control (by virtue of their not constituting a majority of directors) of the Supreme Board by the individuals (the “Continuing Directors”) who (x) at the date of the long-term incentive plan were directors or (y) become directors after the date of the long-term incentive plan and whose election or nomination for election by Supreme’s stockholders was approved by a vote of at least two-thirds (2/3rds) of the directors then in office who were directors at the date of the long-term incentive plan or whose election or nomination for election was previously so approved; (v) the acquisition of beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of an aggregate of fifty percent (50%) or more of the voting power of Supreme’s outstanding voting securities by any person or group (as such term is used in Rule 13d-5 under the Exchange Act) who beneficially owned less than fifty percent (50%) of the voting power of Supreme’s outstanding voting securities on the date of the long-term incentive plan; provided, however, that notwithstanding the foregoing, an acquisition shall not constitute a Change in Control if the acquirer is (x) a trustee or other fiduciary holding securities under an employee benefit plan of Supreme and acting in such capacity, (y) a subsidiary of Supreme or a corporation owned, directly or indirectly, by the stockholders of Supreme in substantially the same proportions as their ownership of voting securities of Supreme or (z) any other person whose acquisition of shares of voting securities is approved in advance by a majority of the Continuing Directors; or (vi) in a Title 11 bankruptcy proceeding, the appointment of a trustee or the conversion of a case involving Supreme to a case under Chapter 7.
Notwithstanding the foregoing, in the event an award issued under the long-term incentive plan is subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), then, in lieu of the foregoing definition and to the extent necessary to comply with the requirements of Section 409A of the Code, the definition of  “Change in Control” for purposes of such award shall be the definition provided for under Section 409A of the Code and the treasury regulations or other guidance issued thereunder.

For the purposes of the Gardner Employment Contract and the Barrett Employment Contract, the following terms have the meaning set forth below.
“Cause” means the willful engagement by executive in gross misconduct materially injurious to Supreme which shall have been determined by the final award of an arbitrator. For purposes of this definition, any act or failure to act on executive’s part shall not be considered willful unless done or omitted to be done in bad faith and without reasonable belief that his action or omission was in the best interest of Supreme.
“Good Reason” means (i) a Change in Control of Supreme; (ii) any assignment to executive by Supreme of any significant undesirable or demeaning duties (other than as set forth in the agreement as duties of executive); (iii) any failure of Supreme to comply with the compensation set forth in the employment agreement; or (iv) the failure of Supreme to obtain from any successor of Supreme an agreement to assume all of Supreme’s liabilities and obligations created by or arising from the employment agreement.
“Change in Control” means as follows:
Change in the ownership of a corporation
(A)      In general.   A change in the ownership of a corporation occurs on the date that any one person, or more than one person acting as a group, acquires ownership of stock of the corporation that, together with stock held by such person or group, constitutes more than 50 percent of the total fair market value or total voting power of the stock of such corporation. However, if any one person, or more than one person acting as a group, is considered to own more than 50 percent of the total fair market value or total voting power of the stock of a corporation, the acquisition of additional stock by the same person or persons is not considered to cause a change in the ownership of the corporation (or to cause a change in the effective control of the corporation). An increase in the percentage of stock owned by any one person, or persons acting as a group, as a result of a transaction in which the corporation acquires its stock in exchange for property will be treated as an acquisition of stock. This applies only when there is a transfer of stock of a corporation (or issuance of stock of a corporation) and stock in such corporation remains outstanding after the transaction.
(B)      Persons acting as a group.   Persons will not be considered to be acting as a group solely because they purchase or own stock of the same corporation at the same time, or as a result of the same public offering. However, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase, or acquisition of stock, or similar business transaction with the corporation. If a person, including an entity, owns stock in both corporations that enter into a merger, consolidation, purchase, or acquisition of stock, or similar transaction, such stockholder is considered to be acting as a group with other stockholders in a corporation prior to the transaction giving rise to the change and not with respect to the ownership interest in the other corporation.
Change in the effective control of a corporation.
(A)      In general.   Notwithstanding that a corporation has not undergone a change in ownership, (see above), a change in the effective control of a corporation occurs only on the date that either:
         (1)   Any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the corporation possessing 35 percent or more of the total voting power of the stock of such corporation; or
         (2)   A majority of members of the corporation’s board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the corporation’s board of directors prior to the election, provided that for purposes of this paragraph the term corporation refers solely to the relevant corporation for which no other corporation is a majority stockholder for purposes of that paragraph (for example, if Corporation A is a publicly held corporation with no majority stockholder, and Corporation A is the majority stockholder of Corporation B, which is the majority stockholder of Corporation C, the term corporation for purposes of this paragraph would refer solely to Corporation A).

(B)      Multiple change in control events.   A change in effective control also may occur in any transaction in which either of the two corporations involved in the transaction has a change in control event. Thus, for example, assume Corporation P transfers more than 40 percent of the total gross fair market value of its assets to Corporation O in exchange for 35 percent of O’s stock. P has undergone a change in ownership of a substantial portion of its asset, and O has a change in effective control.
(C)      Acquisition of additional control.   If any one person, or more than one person acting as a group, is considered to effectively control a corporation, the acquisition of additional control of the corporation by the same person or persons is not considered to cause a change in the effective control of the corporation (or to cause a change in the ownership of the corporation).
(D)      Persons acting as a group.   Persons will not be considered to be acting as a group solely because they purchase or own stock of the same corporation at the same time, or as a result of the same public offering. However, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase, or acquisition of stock, or similar business transaction with the corporation. If a person, including an entity, owns stock in both corporations that enter into a merger, consolidation, purchase, or acquisition of stock, or similar transaction, such stockholder is considered to be acting as a group with other stockholders in a corporation only with respect to the ownership in that corporation prior to the transaction giving rise to the change and not with respect to the ownership interest in the other corporation.
Change in the ownership of a substantial portion of a corporation’s assets.
(A)      In general.   A change in the ownership of a substantial portion of a corporation’s assets occurs on the date that any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or person) assets from the corporation that have a total gross fair market value equal to or more than 40 percent of the total gross fair market value of all of the assets of the corporation immediately prior to such acquisition or acquisitions. For this purpose, gross fair market value means the value of the assets of the corporation, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.
(B)      Transfers to a related person.
         (1)   There is no change in control event when there is a transfer to an entity that is controlled by the stockholders of the transferring corporation immediately after the transfer. A transfer of assets by a corporation is not treated as a change in the ownership of such assets if the assets are transferred to —
         (a)   A stockholder of the corporation (immediately before the asset transfer) in exchange for or with respect to its stock;
         (b)   An entity, 50 percent or more of the total value or voting power of which is owned, directly or indirectly, by the corporation;
         (c)   A person, or more than one person acting as a group, that owns, directly or indirectly, 50 percent or more of the total value or voting power of all the outstanding stock of the corporation; or
         (d)   An entity, at least 50 percent of the total value or voting power of which is owned, directly or indirectly, by a person described in “(iii)” immediately preceding.
         (2)   A person’s status is determined immediately after the transfer of the assets. For example, a transfer to a corporation in which the transferor corporation has no ownership interest before the transaction, but which is a majority-owned subsidiary of the transferor corporation after the transaction is not treated as a change in the ownership of the assets of the transferor corporation.

(C)      Persons acting as a group.   Persons will not be considered to be acting as a group solely because they purchase assets of the same corporation at the same time. However, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase, or acquisition of assets, or similar business transaction with the corporation. If a person, including an entity stockholder, owns stock in both corporations that enter into a merger, consolidation, purchase, or acquisition of assets, or similar transaction, such stockholder is considered to be acting as a group with other stockholders in a corporation only to the extent of the ownership in that corporation prior to the transaction giving rise to the change and not with respect to the ownership interest in the other corporation.
“Disability” means: (i) if the executive is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or (ii) if the executive, is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of Supreme.
Ownership Transition Incentive Plan
Effective May 2, 2016, Supreme adopted the Amended and Restated Ownership Transaction Incentive Plan (the “OTIP”).
The OTIP provides that, upon a “change of control” (as defined below) during the term of the OTIP, participants are entitled to receive a bonus based on a percentage of the difference between the per share value of the total cash proceeds or the per share fair market value of any other consideration received by Supreme or Supreme’s stockholders in connection with the change of control minus a base price established by Supreme. The completion of the Offer and Merger will constitute a change of control under the OTIP.
Messrs. Weber, Long and Oium, are included as participants in the OTIP. If any participant in the OTIP resigns from Supreme or is terminated for “cause” (as defined below), such participant shall immediately forfeit any rights to receive payment under the OTIP. If prior to a change of control, any participant in the OTIP is terminated without cause, such participant’s right to receive a bonus upon a change of control shall be forfeited nine months after the termination without cause.
The term of the OTIP runs from January 1, 2016 through December 31, 2018, provided, however, that in the event a definitive, legally binding agreement has been entered into by Supreme with respect to a change of control prior to December 31, 2018, then the term of the OTIP will automatically be extended solely with respect to such change of control until the closing date of the change of control or the termination or revocation of such agreement without the consummation of the change of control.
The following terms in the OTIP have the following meaning.
“Cause” for termination means “cause” as defined in any employment agreement then in effect between Supreme and the participant, or if no such agreement is in effect (or cause is not defined in such agreement), then (i) the participant’s breach or violation of a material term of the OTIP or other agreement to which the participant and Supreme are parties, which the participant failed to cure within thirty (30) days after receiving written notice detailing the allegations from the Supreme Board; (ii) the participant’s material failure or refusal to perform his or her job duties or responsibilities, which the participant failed to cure within thirty (30) days after receiving written notice from the Supreme Board; (iii) the participant’s gross negligence, willful misconduct, willful breach of fiduciary duty, dishonesty, fraud, embezzlement or theft, which Supreme, in its sole discretion, considers materially damaging to, or which materially discredits, Supreme; and (iv) the participant’s conviction, commission, or plea of nolo contendere to any felony or other crime involving dishonesty or moral turpitude.

“Change of Control” means a change in (i) Supreme’s ownership; or (ii) the ownership of a substantial portion of its assets, as follows:
(i)      Change in Ownership.   A change in ownership of Supreme occurs on the date that any “Person” (as defined in paragraph (iii) below), other than (1) the current stockholders of Supreme or their respective “Affiliates” (as defined in paragraph (iii) below) to the extent such stockholders individually or acting as a group, effectively control Supreme (within the meaning of Treasury Regulation §1.409A-3(i)(5)(vi)(C)) immediately prior to such date, (2) Supreme or any of its subsidiaries; (3) a trustee or other fiduciary holding securities either on behalf of a current stockholder or pursuant to an employee benefit plan (or related trust) sponsored or maintained by Supreme or any of its Affiliates; or (4) an underwriter temporarily holding stock pursuant to an offering of such stock, acquires ownership (either directly, or indirectly through application of the attribution of stock ownership rules described in Treasury Regulation §1.409A-3(i)(5)(iii)) of Supreme’s stock that, together with stock held by such Person, constitutes more than 50% of the total fair market value or total voting power of Supreme’s stock (including, common stock and any other equity securities then outstanding). However, if any Person is considered to own already more than 50% of the total fair market value or total voting power of Supreme’s stock (either directly or indirectly through application of the attribution of stock ownership rules described in Treasury Regulation §1.409A-3(i)(5)(iii)), the acquisition of additional stock by the same Person is not considered to be a Change of Control; or
(ii)      Change in Ownership of Substantial Portion of Assets.   A change in the ownership of a substantial portion of Supreme’s assets occurs on the date that a Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person) total assets of Supreme (including the stock of its consolidated subsidiaries), that have a total gross fair market value equal to at least 80% of the total gross fair market value of all of Supreme’s assets (including the stock of its consolidated subsidiaries) immediately before such acquisition or acquisitions. However, there is no Change of Control when there is such a transfer to an entity that is controlled by the current stockholders of Supreme immediately after the transfer, through a transfer to (1) a stockholder of Supreme (immediately before the asset transfer) in exchange for or with respect to Supreme’s stock; (2) an entity, at least 50% of the total value or voting power of the stock of which is owned, directly or indirectly, by Supreme; (3) a Person that owns directly or indirectly, at least 50% of the total value or voting power of Supreme’s outstanding stock; or (4) an entity, at least 50% of the total value or voting power of the stock of which is owned by a Person that owns, directly or indirectly, at least 50% of the total value or voting power of Supreme’s outstanding stock.
(iii)      For purposes of paragraphs (i) and (ii):
         (A)   “Person” would have the meaning given in Section 7701(a)(1) of the Code. Person would include more than one Person acting as a group as defined by the Final Treasury Regulations issued under Section 409A of the Code.
         (B)   “Affiliate” would have the meaning set forth in Rule 12b-2 promulgated under Section 12 of the Exchange Act.
Notwithstanding the foregoing, a Change of Control shall not be deemed to include (A) any equity financing of Supreme, or the transactions contemplated thereby or executed in connection therewith (including but not limited to preferred stock equity financings with venture capital operating companies); or (B) any disposition solely of the Class B Common Stock.
2017 Cash Bonus Plan
On March 9, 2017, Supreme adopted the 2017 Supreme Cash Bonus Plan (the “Bonus Plan”).
The Bonus Plan is intended to provide financial incentives to certain executive officers and key employees of Supreme through the use of  “at risk” variable pay tied to specific performance goals. Participants in the Bonus Plan will have the opportunity to earn a cash bonus for the attainment of Bonus Plan goals during the 2017 fiscal year.
There are established target awards and quantitative performance goals for certain participants, including Messrs. Weber, Long and Oium.

Quantitative goals selected include net sales, EBITDA, and average controllable working capital as a percentage of sales. Award achievement will be weighted so that the net sales goal and EBITDA goal will each account for forty percent of the total award, with the average controllable working capital as a percentage of sales goal accounting for the remaining twenty percent of the total award. Participants may earn an award ranging from 0 to 125% of his or her target.
The Bonus Plan contains a recoupment feature so that, if the Supreme Board learns of any intentional misconduct by a participant which directly contributes to Supreme having to restate all or a portion of its financial statements, the Supreme Board may, in its sole discretion, require the participant to reimburse Supreme for the difference between any awards paid to the participant based on achievement of financial results that were subsequently the subject of a restatement and the amount the participant would have earned as awards under the Bonus Plan based on the financial results as restated.
If there is a Change in Control (as defined in Supreme’s 2016 Long-Term Incentive Plan) prior to the end of the fiscal year, the full value of each award shall be paid at the target level.
Summary of Severance Benefits
Please see the “Golden Parachute Compensation Table” below for a presentation of the benefits that would be due pursuant to the completion of the Offer and Merger to each of our named executive officers.
Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.
The table below assumes that (1) the Effective Time will occur on September 27, 2017; (2) the employment of each named executive officer will be terminated on such date in a manner entitling the named executive officer to receive severance payments and benefits under the terms of the applicable employment agreement, the OTIP, the Bonus Plan and/or the Restricted Shares Agreements; (3) the named executive officer’s base salary rate and target bonus remain unchanged from that in effect as of August 22, 2017; (4) no named executive officer receives any additional equity grants on or prior to the Effective Time; and (5) no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between Supreme and its Executive Officers, Directors and Affiliates” above. The amounts shown in the table do not include the payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to the Effective Time; or the value of payments or benefits that are not based on or otherwise related to the Offer and the Merger. In the footnotes to the table below, we refer to payments that are conditioned on the occurrence of the Offer and the Merger as well as the named executive officer’s termination of employment as being payable on a “double-trigger” basis and we refer to payments that are conditioned only upon the closing of the Offer and Merger as being payable on a “single-trigger” basis.

Golden Parachute Compensation Table
Name(1)	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits(4)	Total ($)
Mark D. Weber	$7,636,265	$1,753,080	$30,862	$9,420,207
Matthew W. Long	$5,129,169	$518,427	$10,000	$5,657,596
Michael L. Oium	$3,481,545	$425,901	$0	$3,907,446
Herbert M. Gardner	$1,544,620	$0	$440,165	$1,984,785
William J. Barrett	$1,544,620	$0	$392,295	$1,936,915

(1)
Under relevant SEC rules, we are required to provide information in this table with respect to our “named executive officers,” who are generally the individuals whose compensation was required to be reported in the summary compensation table of our most recent proxy statement.

(2)
The amount listed in this column represents the pre-tax value of the severance payments (for Messrs. Weber, Long and Oium, OTIP payment to be made at the closing of the Merger (Weber — $6,541,265; Long — $4,682,169; and Oium — $3,236,205) and Bonus Plan at target to be paid within sixty (60) days after the completion of the transaction (Weber — $345,000; Long — $147,000; and Oium — $114,840); for Messrs. Weber and Long, base salary continuation paid in equal monthly installments under the Weber Employment Agreement ($750,000 over 18 months) and the Long Employment Agreement ($300,000 over 12 months); $130,500 to Mr. Oium pursuant to Supreme’s practice of paying senior management salary for six (6) months upon certain terminations; and for Messrs. Gardner and Barrett under the Gardner Amendment and Barrett Amendment, base salary continuation based on normal payroll cycle ($540,000) and payment of the pre-tax bonus at the time regular bonuses are paid annually ($1,004,620)) which would be paid, as described in more detail above under the description of the employment agreements, OTIP and Bonus Plan. The benefits under the OTIP, Bonus Plan, the Gardner Amendment and the Barrett Amendment are “single trigger benefits” in that they only require a change of control which will occur upon the occurrence of the Offer and the Merger. The benefits under the Weber Employment Agreement and the Long Employment Agreement are “double trigger benefits” in that they require both the occurrence of the Offer and the Merger and a termination of employment for a specified reason in order to be payable.

(3)
The amount listed in this column represents the aggregate pre-tax amount payable pursuant to the Merger Agreement, as a result of the Offer and the Merger, on a “single-trigger” basis, to each named executive officer in respect of unvested Restricted Shares held as of August 22, 2017, the latest practicable date before the filing of this Schedule 14D-9, as set forth in more detail in the tables above under “Outstanding Restricted Shares Held by Directors and Executive Officers.” Such unvested Restricted Shares are valued based on the Offer Price payable in respect of Restricted Shares on a pre-tax basis at the Effective Time by multiplying the Offer Price by the number of unvested Restricted Shares as of August 22, 2017.

(4)
The amount listed in this column represents (i) with regard to Messrs. Weber, Gardner and Barrett, the pre-tax value of the reimbursement of health care premiums which would be due to the named executive officer pursuant to the Weber Agreement (estimated at $20,862), the Gardner Amendment ($29,380) and the Barrett Amendment ($33,236), as described in more detail above under the descriptions of these employment agreements; (ii) with regard to Messrs. Weber and Long, the pre-tax value of outplacement assistance for twelve (12) months (estimated at $10,000); (iii) with regard to Messrs. Gardner and Barrett, life insurance (Gardner — $321,680; Barrett — $280,112), dental benefits (Gardner and Barrett — $25,000 each) and a vehicle buyout (Gardner — $64,105; Barrett — $53,947). These benefits are all paid basically on a monthly basis and are “double trigger benefits” for Messrs. Weber and Long in that they require both the occurrence of the Offer and the Merger and a termination of employment in order to be payable. The benefits for Messrs. Gardner and Barrett are “single trigger benefits” in that they only require a change of control which will occur upon the occurrence of the Offer and the Merger.

Potential for Future Arrangements
To our knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein) between Supreme and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Supreme, on the one hand, and Parent, Purchaser, any of their affiliates or Supreme, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Supreme entering into any such agreement, arrangement or understanding.
Although such arrangements have not, to our knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that additional members of our current management team will enter into new employment or consulting arrangements with Supreme or Parent. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.
Director Compensation
Non-employee members of the Supreme Board receive cash and equity compensation for service on the Supreme Board as follows:
•
a $24,000 annual retainer for service as a member of the Supreme Board;

•
a $10,000 supplemental annual retainer for service as Chairman of the Audit Committee;

•
a $5,000 supplemental annual retainer for non-chair service as a member of the Audit Committee;

•
a $7,500 supplemental annual retainer for service as Chairman of the Compensation Committee;

•
a $3,750 supplemental annual retainer for non-chair service as a member of the Compensation Committee;

•
$1,000 for each Supreme Board, Audit Committee, Compensation Committee or special committee meeting attended; and

•
a $10,000 equity grant made on a quarterly basis based on the closing sales price of the stock on the business day immediately preceding the grant date.

Indemnification of Directors and Officers; Insurance
The Merger Agreement provides all rights to indemnification from liabilities for acts or omissions occurring at or prior the Effective Time and rights to advancement of expenses relating thereto existing in favor of any person who is, or prior to the Effective Time becomes, or has been at any time, a director or officer of Supreme or its subsidiaries or serving at the request of Supreme as a director or officer of another company (the “Indemnified Persons”) to the fullest extent permitted by law; provided however, the foregoing shall not apply to an Indemnified Person with respect to a legal proceeding commenced by the Indemnified Person unless such legal proceeding was authorized or consented to by the Supreme Board. All rights to exculpation and indemnification for acts and omissions occurring prior to the Effective Time that existed on the date of the Merger Agreement in Supreme’s certificate of incorporation or bylaws or an indemnification agreement with Supreme shall survive the Merger and shall continue in full force and effect in accordance with their terms and without amendment thereof.
The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, Supreme shall maintain in effect insurance on terms with respect to coverage and amount no less favorable than Supreme’s existing policy of directors’ and officers’ liability insurance maintained by Supreme as of the date of the Merger Agreement with the premium for such policy not to exceed 300% of the annual rate paid by Supreme on the date of the Merger Agreement.

Supreme has entered into indemnification agreements (collectively, the “Indemnification Agreements”) with each of its directors and executive officers. The Indemnification Agreements relate to indemnification and expense reimbursement for any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including an action by or in the right of Supreme) to which the director or officer is, was or at any time becomes a party, or is threatened to be made a party, by reason of the fact that the director or officer is, was or at any time becomes a director or officer of Supreme, or is or was serving or at any time serves at the request of Supreme as a director or officer of any Supreme affiliate. Among other things, the Indemnification Agreements require Supreme to indemnify the directors and officers party to such agreements against any and all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with a proceeding.
The foregoing description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Indemnification Agreement, which is included as Exhibit (e)(4) hereto and incorporated herein by reference, the Indemnification Agreement of Mr. Weber, which is included as Exhibit (e)(5) hereto and incorporated herein by reference and the Indemnification Agreement of Mr. Long, which is included as Exhibit (e)(6) hereto and incorporated herein by reference.
(b)
Arrangements with Purchaser and Parent and their Affiliates.

Merger Agreement
On August 8, 2017, Supreme, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 12 — “Purpose of the Offer; Plans for Supreme” and Section 13 — “The Merger Agreement; Other Agreements” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 — “Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
The Merger Agreement has been filed as an exhibit to the Schedule 14D-9 to provide stockholders with information regarding its terms. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on August 22, 2017 are incorporated herein by reference. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by Supreme to Parent in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of Supreme at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Supreme in Supreme’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Supreme’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Supreme, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in Supreme’s other public filings.
Tender and Voting Agreements
Concurrently with the execution of the Merger Agreement, each of the executive officers and directors of Supreme and certain of the holders of Supreme’s Class B Common Stock entered into Tender and Voting Agreements (the “Tender and Voting Agreements”) with Parent and Merger Subsidiary. Pursuant to the Tender and Voting Agreements, each of the signatories agreed to, among other things, tender, and not withdraw, their Shares in the Offer and, if necessary, vote their shares in favor of the Merger and against any alternative acquisition proposal. As of August 22, 2017, approximately 19.9% of Supreme’s total outstanding Shares are subject to the Tender and Voting Agreements. The Tender and Voting Agreements terminate upon certain events, including any termination of the Merger Agreement in accordance with its terms and amendments to the Offer or Merger that reduce the Offer Price or change the form of consideration payable in the Offer or the Merger.
The foregoing description of the Tender and Voting Agreements and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Form of Tender and Voting Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and incorporated herein by reference.
Confidentiality Agreement
On April 24, 2017, Parent and Supreme entered into a Confidentiality Agreement (as it may be amended from time to time, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent agreed that, subject to certain exceptions, neither it nor its representatives would disclose any of Supreme’s Evaluation Material (as defined in the Confidentiality Agreement) or make use of any of Supreme’s Evaluation Material except for the purpose of evaluating a possible transaction between the parties. The Confidentiality Agreement includes a standstill provision for the benefit of Supreme that expires on October 24, 2018.
This summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and incorporated herein by reference.
Item 4.
The Solicitation or Recommendation.

(a)
Solicitation or Recommendation

Pursuant to resolutions approved on August 8, 2017, after due and careful discussion and consideration, including a thorough review of the Offer with its outside legal and financial advisors, the Supreme Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair and advisable to, and in the best interest of, Supreme and its stockholders, (ii) agreed that the Merger shall be effected under Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by Supreme of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, and (iv) recommended that Supreme’s stockholders tender their Shares to Purchaser pursuant to the Offer.
Accordingly, and for other reasons described in more detail below, the Supreme Board unanimously recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.
(b)
Background of Offer and Merger

The Supreme Board and its senior management team regularly review and evaluate Supreme’s long-term strategic plan with the goal of maximizing stockholder value. As part of this ongoing process, the Supreme Board periodically considers strategic alternatives.
In June, 2015, the Supreme Board engaged an investment banker to act as its financial advisor in connection with exploring potential strategic alternatives for Supreme. During June and July of 2015, Supreme’s investment banker contacted 44 financial buyers and 18 strategic buyers to gauge their interest in a potential transaction with Supreme. The group of strategic buyers that Supreme’s investment banker contacted included truck body and trailer manufacturers, specialty vehicle manufacturers, commercial vehicle equipment and component suppliers and industrial manufacturers. The group of financial buyers that Supreme’s investment banker contacted included leading North American private equity groups that had investments and interest in pursuing transactions with the industrial manufacturing and commercial vehicle equipment supplier sectors.

Between June and August 2015, confidentiality agreements were executed by eight of the strategic buyers and 24 of the financial buyers that Supreme’s investment banker contacted. Subsequently, six of the strategic buyers and 24 of the financial buyers received an information memorandum from Supreme’s investment banker regarding Supreme. Subsequently, two of the strategic buyers and one of the financial buyers submitted non-binding indications of interest regarding a potential transaction with Supreme that ranged from $8.50 – $10.00 per Share.
During the week of August 10 – 14, 2015, Supreme management, including President and CEO Mark Weber, Chief Financial Officer Mr. Matthew Long, and Vice President, Operations, Michael Oium, had meetings with two of the three potential buyers.
On August 16, 2015, one of the strategic buyers (“Company A”) removed itself from the process of considering a potential transaction with Supreme, leaving one strategic buyer (“Company B”) and one financial buyer (“Company C”) in place.
During the week of August 17 – 21, 2015, Supreme management had meetings with one of the remaining two potential buyers.
In mid-September, 2015, Company C dropped out of the process.
Company B continued in the process, but ultimately did not make a bid on September 22, 2015.
During the week of September 7, 2015, Mr. Weber received a call from the President of a strategic company (“Company D”) regarding any interest of Supreme in a potential transaction with Company D. On September 14, 2015, the Supreme Board and representatives of its outside legal counsel, Haynes and Boone, met regarding Mr. Weber’s conversation and determined that because of  (i) concern that Company D was a significant market competitor and related concern of significant customers about a potential transaction with a significant market competitor, (ii) potential substantial antitrust issues and (iii) lack of certainty of closing due to potential antitrust issues, Company D would not be invited into the bidding process at this time, but rather would be considered if it made an acquisition proposal if a successful bid were received.
On September 16, 2015, Supreme’s Chairman of the Board, Mr. Gardner, and Mr. Weber, received a written indication of interest from Company D regarding a potential transaction with Supreme. On September 25, 2015, the Supreme Board and representatives of Haynes and Boone met regarding the letter and the appropriate response. The Board authorized Mr. Weber to respond with a letter indicating a willingness to meet with Company D while not disclosing whether or not a sale process was ongoing. On September 29, 2015, Mr. Weber responded that he was willing to have a meeting to receive information from Company D although the Supreme Board had not made a decision to sell Supreme. At the September 25, 2015 meeting the Board also determined Supreme’s investment banker should approach two additional potential strategic buyers. Neither additional strategic buyer pursued the opportunity beyond executing a non-disclosure agreement.
A meeting with Company D ultimately did not occur.
On November 11, 2015, Supreme notified its investment banker it was terminating the engagement.
On October 4, 2016, the senior managing partner of an investment firm that owned a specialty vehicle company (“Company E”) contacted Mr. Weber via email and requested a meeting with members of management. On November 3, 2016, Mr. Weber and Mr. Long met with the president and chief executive officer of Company E, along with the senior managing partner of the investment firm that owned Company E, who at the meeting expressed an interest in potentially acquiring Supreme. Mr. Weber subsequently reported this interest to the Supreme Board at a meeting on November 9, 2016.
On November 7, 2016, a representative of Company A contacted Mr. Weber via telephone to enquire whether Supreme would consider entering into discussions for Company A to acquire Supreme. Mr. Weber subsequently reported this interest to the Supreme Board at a meeting on November 9, 2016.
On January 19, 2017, selected members of Supreme’s management team and representatives of Robert W. Baird & Co. Incorporated (“Baird”) held an introductory meeting to discuss Baird’s investment banking credentials.

On or about January 23, 2017, Mr. Weber contacted Parent’s Chief Executive Officer, Richard J. Giromini to request a tour of Parent’s DuraPlate facility. The tour was subsequently scheduled for February 3, 2017. On that date Messrs. Weber and Giromini and Jeffery Taylor, Parent’s Senior Vice President and Chief Financial Officer met for a tour and to discuss Parent’s manufacturing and continuous improvement process and the general state of the transportation business.
On March 3, 2017, Messrs. Weber and Long had a telephone conversation with the president and chief executive officer of Company E, who reiterated its interest in potentially acquiring Supreme.
Baird arranged for a private meeting that was held on March 16, 2017, during the NTEA Work Truck Show, between the president and chief executive officer of a strategic buyer (“Company F”) and Mr. Weber wherein Company F expressed an interest in potentially acquiring Supreme.
On March 31, 2017, Messrs. Gardner, Barrett, Klofas, Weber, Long and John Dorbin (Supreme’s general counsel) held a telephonic meeting with representatives of Baird participating in the meeting. At the meeting, representatives of Baird presented a market update and discussed opportunities for strategic alternatives for Supreme.
On April 6, 2017, the Supreme Board held a telephonic meeting in which Baird representatives participated. At the meeting, representatives of Baird presented a market update and discussed strategic opportunities for Supreme, after which the Supreme Board unanimously agreed to proceed with a process to identify strategic alternatives and verbally authorized Baird to commence the evaluation of strategic alternatives for Supreme in the best interests of Supreme’s stockholders.
On April 13, 2017, Mr. Weber, Mr. Long, and representatives of Baird held an organizational meeting regarding the evaluation of strategic alternatives. Effective April 18, 2017, the Supreme Board followed up on its April 6, 2017 authorization to Baird and entered into an engagement letter with Baird to act as its exclusive financial advisor to explore a possible sale of Supreme. From mid-April through mid-May 2017, Baird gathered information from Supreme’s management team and prepared confidential overview materials for Supreme.
Early in the week of April 17, 2017, Baird contacted a targeted list of three potential strategic partners to discuss the potential opportunity of a transaction and determine initial interest. The list consisted of Company E, Company F, and Parent. Supreme’s management team and Baird deemed such potential strategic partners to have a strong strategic fit with Supreme, which most likely would result in stronger offers than from stand-alone financial sponsors (i) which would not benefit from potential synergies and the potential scalability of size and (ii) would likely provide a lower valuation based on investment return targets and the availability of potential leverage due to the business and industry characteristics, including its cyclical nature. Baird distributed and negotiated a confidentiality agreement which was executed by such potential strategic partners who were interested in receiving additional information about Supreme.
Between late April and late May 2017, Baird contacted an additional 18 potential strategic partners, of which four additional potential strategic partners signed the confidentiality agreement and received confidential overview materials regarding Supreme.
In mid-May, 2017, Supreme’s management team conducted separate meetings, hosted by Baird, with three potential strategic partners to discuss a potential sale of Supreme. At these meetings, Messrs. Long and Weber gave presentations highlighting the business, growth strategy, multi-year financial forecast and specific synergy opportunities tailored to each potential strategic partner. The meeting with Company E took place on May 16, 2017 at Baird’s office in Chicago, Illinois and included Company E’s president and chief executive officer, chief financial officer, an executive vice president, and the senior managing partner of investment firm that owned Company E. The meeting with Company F took place on May 18, 2017 at Baird’s office in Chicago Illinois and included Company F’s president and chief executive officer, chief financial officer, chief administrative officer, and two representatives from its financial advisor. The meeting with Parent took place on May 19, 2017 at Baird’s office in Chicago, Illinois and included Messrs. Giromini and Taylor, Brent L. Yeagy, President and Chief Operating Officer, Jamie Scarcelli, Vice President of Corporate Strategy, William Pitchford, Senior Vice President, Human Resources, Michael Pettit, Vice President, Finance and Investor Relations, and a member of Parent’s financial advisor, Morgan Stanley.

Between May 16, 2017 and June 19, 2017, four potential strategic partners conducted preliminary business and financial due diligence regarding Supreme based on the confidential overview materials prepared by Baird, public filings by Supreme and certain additional information provided by Supreme’s management.
On May 25, 2017, the Supreme Board directed Baird to distribute instruction letters to Companies E, F, and Parent, regarding the submission of a non-binding indication of interest for the potential acquisition of Supreme. The instruction letters requested indications of interest be submitted to Baird by June 19, 2017.
On June 1, 2017, Baird distributed an additional instruction letter to the fourth potential strategic partner (“Company G”) regarding the submission of a non-binding indication of interest for the potential acquisition of Supreme. The instruction letter requested an indication of interest be submitted to Baird by June 19, 2017.
On June 19, 2017, Company E advised Baird they were withdrawing from the bidding process based on fit and internal strategic priorities.
On June 19, 2017, Baird received non-binding indications of interest from three potential strategic partners, Parent and Companies F and G, ranging from $18.50 – $21.00 per Share. Parent submitted a non-binding indication of interest that proposed an acquisition of 100% of the equity interest of Supreme for $21.00, payable in cash.
On June 23, 2017, the Supreme Board held a meeting at which representatives from Baird reviewed and discussed with the Supreme Board the three non-binding indications of interest that had been received by Supreme. After such discussion, the Supreme Board unanimously confirmed that it was in the best interests of Supreme’s stockholders to continue pursuing a potential sale of Supreme.
Following such meeting, on June 23, 2017, Baird invited the three potential strategic partners who submitted a non-binding indication of interest, including Parent, to initiate detailed due diligence regarding Supreme. Between late June and early August 2017, potential strategic partners, including Parent, conducted business, financial, operations, legal, tax, human resources, employee benefits, insurance, environmental and other due diligence by reviewing documents in Supreme’s electronic data room, visiting certain of Supreme’s facilities and engaging in telephonic conferences with members of Supreme’s management team.
On June 28, 2017, representatives from Parent visited Supreme’s manufacturing operations in Goshen and Ligonier, Indiana. In addition, members of Parent’s management team, including Messrs. Yeagy, Pettit and Scarcelli and Sean Kenney, Parent’s Vice President Sales for Commercial Trailer Products, met with members of Supreme’s management team, including Messrs. Weber and Long, and Michael Oium, Supreme’s Vice President of Operations, and Mickey McKee, Supreme’s Vice President of Sales, to learn more about Supreme, including information about sales and distribution, manufacturing processes, engineering processes, and accounting policies.
Between June 29, 2017 and July 5, 2017, Baird distributed instruction letters to the three potential strategic partners (Company F, Company G and Parent) for submitting a pre-bid submission (to include merger agreement markup and financing commitment papers) and a final proposal addressing specific areas including purchase price, financing, due diligence/timing and the terms of the draft merger agreement, disclosure schedules and the form Tender and Voting Agreement. The instruction letters were provided to Company F and Parent on June 29, 2017. The instruction letter was provided to Company G on July 5, 2017. The instruction letters requested pre-bid submission be submitted to Baird by July 27, 2017 and submission of a final proposal no later than August 3, 2017.
On June 30, 2017, Parent and Company F were given access to an electronic data room providing access to various due diligence materials.
On July 5, 2017, a second round process instruction letter was sent to Company G, with instructions to submit comments on a draft Agreement and Plan of Merger (“Merger Agreement”), disclosure schedules to the Merger Agreement, form of tender, form of voting agreement, and financing commitment papers, by July 27, 2017 and submission of a final bid no later than August 3, 2017.

On July 5 and 6, 2017, representatives from Parent visited Supreme’s manufacturing operations in Texas, Georgia and Pennsylvania. During these visits, members of Parent’s management team, including Dustin Smith, Parent’s Senior Vice President & General Manager — Commercial Trailer Products and Mr. Yeagy, met with members of Supreme’s management team, including Messrs. Weber and Oium, to learn more about Supreme, including information about operations, manufacturing processes, and environmental and safety management.
On July 6, Baird sent to Parent and Company F drafts of the merger agreement.
On July 7, 2017, representatives from Parent visited Supreme’s California manufacturing location and met with Mr. Long to learn more about Supreme, including information about operations, manufacturing processes, and environmental and safety management.
On July 10, 2017, representatives from Company F, including the chief executive officer, president of fleet vehicles and services, vice president, operations, and a financial advisor, visited Supreme’s Jonestown, Pennsylvania facilities and met with Mr. Oium to learn more about Supreme. Later that day Company F’s chief executive officer, president of fleet vehicles and services, and vice president, operations visited Supreme’s Griffin, Georgia manufacturing site and met with Mr. Weber to learn more about Supreme.
On July 11, 2017, representatives from Company F, including the chief executive officer, president of fleet vehicles and services, vice president, operations, and chief administrative officer, visited Supreme’s Cleburne Texas manufacturing facility and met with Mr. Oium and learn more about Supreme. Those same individuals visited Supreme’s California manufacturing location later that same day to meet with Mr. Long to learn more about Supreme.
On July 11, 2017, Company G was given access to an electronic data room providing access to various due diligence materials, including the draft merger agreement.
On July 13, 2017, representatives from Company F, including the Company F’ chief executive officer, president of fleet vehicles and services, vice president, operations, chief administrative officer, and a financial advisor, visited Supreme’s Goshen Indiana and Ligonier Indiana facilities. In addition, they also met with representatives of Supreme’s management, including Messrs. Weber, Long, and Oium to learn more about Supreme.
On July 18, 2017, Supreme’s management team conducted a meeting, hosted by Baird, with Company G to discuss a potential sale of Supreme. At this meeting, Messrs. Long and Weber gave presentations highlighting the business, growth strategy, a multi-year financial forecast and specific synergy opportunities tailored to Company G. Attending the meeting for Company G were its chief executive officer, chief financial officer, and financial advisor.
On July 20, 2017, Baird sent drafts of the disclosure schedules to the Merger Agreement, form of tender, a form of voting agreement to Parent and Company F.
Between July 21, 2017 and July 26, 2017, Baird shared with Company F and Parent Supreme’s preliminary 2017 second quarter and six month financial results and business updates along with Supreme’s outlook for the second half of 2017.
On July 24, 2017, Company G notified Baird that they were withdrawing from the bid process due to the lack of strategic fit between the two companies. Company G did not receive a copy of the second quarter financial results, business updates and Supreme’s outlook for the second half of 2017.
On July 27, 2017, third party accounting advisors for Company F visited Supreme’s Goshen and Ligonier, Indiana manufacturing operations and met with Mr. Oium. The third party accounting advisors also met with representatives of Supreme including Messrs. Long, Terry Pipp, Vice President, Controller, and Jeffery Mowery, Vice President, Treasurer to learn more about Supreme.
On July 27, 2017, Baird received pre-bid submissions from Parent and Company F that included revisions to the Merger Agreement, the disclosure schedules to the Merger Agreement and the Form Tender and Voting agreement, as well as for Parent, the financing commitment papers. Parent also informed Supreme that the employment agreements for Messrs. William J. Barrett and Herbert M. Gardner would need to be amended to clarify the severance amount was fully quantifiable at closing rather than an indeterminate amount that would be based, in part, on future earnings. Company F’s pre-bid submission was for a combined cash and stock offer and did not contain financing commitment papers which Company F agreed to provide at a later date.
On July 28, 2017, third party accounting advisors for Company F visited Supreme’s Jonestown, Pennsylvania manufacturing facility where they met with the plant’s general manager to learn more about Supreme. The third party accounting advisors also visited Supreme’s Griffin, Georgia manufacturing facility where they met with Mr. Oium to learn more about Supreme.
On July 28, 2017, Supreme’s management, representatives of Baird and representatives of Haynes and Boone discussed the pre-bid submissions and prepared a key issues list focusing on the following for Parent: (i) financing commitment provisions, (ii) the termination provisions relating to Parent not purchasing the Shares when they were offered for tender, (iii) the six-month end date, (iv) the inability to waive standstill provisions, (v) the 4% termination fee for both parties and (vi) the inability of stockholders party to the Tender and Voting Agreements to withdraw the tender of their Shares even if Supreme had a change of recommendation. In addition, on such date, representatives of Haynes and Boone discussed portions of Company F’s submission with Company F’s legal counsel and tax adviser, focusing on the structure of the transaction and board representation.
On July 29, 2017, the Executive Committee of Supreme’s Board and another director, Mr. Klofas, representatives of Baird, Supreme management and representatives of Haynes and Boone discussed the pre-bid submissions and requested Haynes and Boone to revise the Parent documents, especially the items noted in the key issues on the July 28, 2017 management meeting. Company F’s submission was discussed, but since there were still several open points in Company F’s submission, it was determined that it was too early in the process with Company F’s draft to revise those pre-bid submissions. The expectation was that these items would be dealt with as the Company F process continued. Haynes and Boone distributed an updated draft reflecting the responses to the key issues.
On July 29, 2017, Company F informed Baird that its proposal would be provided on August 7, 2017.
On July 30, 2017, the Supreme Board had a meeting with management, representatives of Baird and representatives of Haynes and Boone to discuss the proposed revisions to the Parent documents included in the updated draft. The Supreme Board requested certain changes to the updated draft, especially regarding the non-solicitation provisions. The Supreme Board also discussed certain items related to Company F’s submission, including how to value Company F’s stock for the stock portion of the cash/stock offer and how to perform reverse due diligence on Company F’s stock.
On July 31, 2017, Supreme publicly announced its financial results for the second quarter and first six months ended July 1, 2017. Also, on July 31, 2017, Supreme provided Parent with revised documents to Parent’s pre-bid submission.
On July 31, 2017, Supreme provided a key issues list to Company F, including legal counsel, in response to Company F’s pre-bid submission.
On August 2, 2017, Company F advised Baird that it was withdrawing from the bid process while expressing a desire to re-engage at a later date outside of a formal process involving other potential bidders.
On August 2, 2017, representatives of Haynes and Boone and Parent’s counsel discussed Supreme’s response to Parent’s pre-bid submission, especially the proposed changes to the non-solicitation provisions and the rationale therefore.
On August 3, 2017, Parent submitted its final proposal to acquire all of the Shares for $21.00 per share.
On August 4, 2017, the Executive Committee of the Supreme Board and Mr. Klofas held a meeting in which Supreme’s management team, representatives of Haynes and Boone and representatives of Baird participated during which the participants reviewed and discussed the final proposal submitted by Parent and how Parent’s responses related to Parent’s initial draft of July 27, 2017 and Supreme’s response draft on July 31, 2017.

On August 5, 2017, the Supreme Board held a meeting at which it reviewed and discussed Parent’s final proposal and revisions to the Merger Agreement with Supreme’s management team, representatives of Haynes and Boone and representatives of Baird. The Supreme Board, acting in accordance with its fiduciary duties to Supreme’s stockholders, authorized Baird to request Parent to provide its best and final proposal regarding a strategic transaction with Supreme by August 6, 2017. After the meeting of the Supreme Board, Baird requested Parent to provide its best and final proposal, which included a request for its final price and a response to two legal issues regarding (i) Supreme’s ability to have discussions with a third-party which approached Supreme in an unsolicited manner with a bona fide proposal such that Supreme could determine whether such third-party’s proposal would reasonably be expected to result in a superior proposal and (ii) Supreme’s ability to extend the tender offer period for any unsolicited, bona-fide third-party proposals which were received towards the end of the tender offer period.
On August 6, 2017, Parent submitted a final response letter with its best and final proposal to acquire 100% of Supreme’s common stock for $21.00 per Share. Parent’s final response letter included certain revisions to the terms of the Merger Agreement which were beneficial to Supreme, including a termination fee of 3.5% to be owed by Supreme in certain circumstances and a termination fee of 5.5% to be owed by Parent in certain circumstances, the ability of Supreme to have discussions with a third-party which approached Supreme in an unsolicited manner with a bona fide proposal such that Supreme could determine whether such third-party’s proposal would reasonably be expected to result in a superior proposal and a shortening of the negotiation period with Parent if Supreme receives a superior proposal during the last five (5) business days of the initial tender offer period.
On August 6, 2017, management informally polled the Supreme Board and determined that Supreme would move forward with the Parent proposal, subject to certain additional changes in the non-solicitation provision regarding the ability of Supreme to extend the tender offer period if an acquisition proposal or a superior proposal were received late in the initial tender offer period. After the polling of the Supreme Board, Baird contacted Parent to communicate that Supreme selected Parent’s offer, subject to further negotiation on the non-solicitation and the ability to extent the tender offer period under certain circumstances.
On August 7, 2017, the Supreme Board held a meeting at which it discussed the remaining open items in the documents related to the ability of Supreme to extend the tender offer period if an acquisition proposal or a superior proposal were received late in the initial tender offer period and prepared to have a meeting on August 8, 2017 to discuss the revised documents to be received from Parent. On the evening of August 7, 2017, Parent provided updated documents, including the agreed upon resolutions to the open items, which included extending the tender offer period to 25 business days.
On August 8, 2017, the Supreme Board met, reviewed and discussed with representatives of Baird, management and representatives of Haynes and Boone Parent’s final proposal. Baird presented its board materials and analysis and reviewed its draft opinion letter and responded to questions from the Supreme Board and Haynes and Boone regarding both. The Supreme Board then verified with Haynes and Boone that there were no open issues in the Merger Agreement. Then, the Supreme Board reviewed benefits of entering into the Merger Agreement and risks with doing so. Finally, the Supreme Board unanimously approved entering into the Merger Agreement by Supreme, the Tender and Voting Agreements by the executive officers and directors, the vesting of the Restricted Shares immediately prior to the Acceptance Date and the independent directors approved the concepts set forth in the Gardner Amendment and the Barrett Amendment regarding setting a specific payment amount rather than an indeterminate amount which would be based, in part, on future earnings. During the afternoon, the Barrett Amendment, the Gardner Amendment, the Merger Agreement, the Tender and Voting Agreements and disclosure letter were finalized and the parties executed the Barrett Amendment, the Gardner Amendment, the Merger Agreement and the Tender and Voting Agreements in the early evening. The final opinion letter of Baird was received in the early evening. Each of Parent and Supreme issued a press release announcing the entering into of the Merger Agreement and Tender and Voting Agreements.
(c)
Reasons for Recommendation

In evaluating the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement, the Supreme Board consulted regularly with senior management of Supreme, as well as with representatives of Baird and Haynes and Boone. In the course of  (i) determining that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair and advisable to, and in the best interest of, Supreme and its stockholders, (ii) agreeing that the Merger shall be effected under Section 251(h) of the DGCL, (iii) approving the execution, delivery and performance by Supreme of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, and (iv) recommending that Supreme’s stockholders tender their Shares to Purchaser pursuant to the Offer, the Supreme Board carefully considered numerous reasons, including the reasons listed below, which are listed in no particular order of importance, each of which, in the view of the Supreme Board, supported such determinations.
Offer Price Considerations
The Supreme Board considered certain factors concerning the adequacy of the Offer Price, including, among other things:
•
the financial condition and prospects of Supreme, including the belief that Supreme’s industry is cyclical and it is in an up cycle presently and when a down cycle returns, it may be a long period before an up cycle returns;

•
the certainty of value provided by the form of consideration, cash, to be paid in the Offer and the Merger;

•
a review of strategic alternatives, including the possibility of remaining independent, combinations with other merger partners, acquiring others in the industry, recapitalization or buyout of major stockholders;

•
the financial terms in the Merger Agreement relative to historical trading prices of the Shares;

•
the potential limited ability of Supreme to compete with larger companies in the future;

•
the increase in the number of larger competitors in the industry;

•
the analysis and fairness opinion of Baird, including selected company analysis, selected acquisition analysis and discounted cash flow analysis;

•
the ability of Supreme to furnish information to and engage in discussions or negotiations with a third party under certain circumstances in the Merger Agreement as well as the ability to terminate the Merger Agreement under certain circumstances; and

•
certain other provisions in the Merger Agreement, including the right to specific performance and the termination provision.

Other Transactional Considerations
The Supreme Board also considered a number of other considerations, including, among other things:
•
Speed of Completion.   The Offer is structured as a tender offer, which can be completed, and the cash consideration can be delivered to Supreme’s stockholders, on a prompt basis, reducing the period of uncertainty during the pendency of the Offer on stockholders and employees, with a second step, in accordance with Section 251(h) of the DGCL, to be completed promptly after the acceptance of the Offer in which stockholders who do not tender their Shares in the Offer will receive the same cash price payable for the Shares in the Offer.

•
Likelihood of Consummation.   The belief of the Supreme Board that the Offer would likely be consummated after taking into account the relatively limited nature of the conditions of the Offer, including the absence of any financing condition, and the belief of the Supreme Board that the transaction is unlikely to be delayed by any regulatory review.

•
Terms of the Merger Agreement.   The terms and conditions of the Merger Agreement, including the following related factors:

•
the fact that Parent and Purchaser make representations and warranties in the Merger Agreement about the sufficiency of their financial resources to purchase Shares pursuant to the Offer and to consummate the Merger;

•
the conclusion of the Supreme Board that the termination fee of  $12,751,000, representing approximately 3.5% of the equity value of the Transactions, and the circumstances when such termination fee may be payable by Supreme, are reasonable in light of the benefit of the Offer and the other Transactions;

•
the ability of the Supreme Board under the Merger Agreement to withdraw or modify its recommendation that Supreme’s stockholders accept the Offer and tender their Shares in certain circumstances, including in connection with a superior offer, and Supreme’s right to terminate the Merger Agreement in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, subject to payment of a termination fee, and the related ability for any other party to approach Supreme if such party is potentially interested in such a transaction subject to the terms and conditions of the Merger Agreement and under certain circumstances for Supreme to communicate with such party; and

•
the availability of statutory appraisal rights to Supreme’s stockholders who do not tender their shares in the Offer and otherwise comply with all required procedures under the DGCL.

Other Considerations
The Supreme Board also considered a variety of risks, uncertainties and other potentially negative reasons in determining whether to approve the Merger Agreement and the transactions contemplated thereby, including the following:
•
the fact that following the completion of the Merger the stockholders would not be able to participate in future growth or earnings of Supreme;

•
the potential limitations on Supreme’s operations due to pre-closing covenants in the Merger Agreement;

•
potential taxable gains to the stockholders in the transaction;

•
the effect of the public announcement of the Merger Agreement on Supreme’s operations, stock price, customers and employees;

•
the effect of disruption that may be caused by unexpected bidders or the failure to complete the Offer and Merger; and

•
the fact that Supreme would have to pay a termination fee in accordance with the Merger Agreement if it desired to enter into a “superior proposal.”

The Supreme Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.
The foregoing discussion of the Supreme Board’ reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by the Supreme Board in connection with its recommendation. In view of the wide variety of factors considered by the Supreme Board in connection with the evaluation of the Offer and the complexity of these matters, the Supreme Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the Supreme Board made its determinations and recommendations based on the totality of the information presented to it, and the judgments of individual members of the Supreme Board may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of the Supreme Board considered the interests of our executive officers and directors as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 above.

(d)
Certain Financial Projections

Supreme does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections. In connection with examining strategic alternatives, Supreme provided two sets of projections to Parent. In the May 2017 Management Meeting materials, Supreme provided Parent with certain projections (the “Initial Parent Projections”). After the results for the quarter-ended July 1, 2017 were available, Supreme provided a second set of projections to Parent (the “Final Parent Projections”) which provided an updated projection of the second-half of 2017. Projections for 2018 – 2022 were not revised in the Final Parent Projections based on actual first-half 2017 performance and second-half 2017 updated projections. In addition, Baird was provided with projections (i) with the addition of approximately $4 million of public company costs annually which were excluded from the Initial Parent Projections and the Final Parent Projections since such costs would not be part of the Parent analysis as Parent is already a public company and already incurs such costs, but Baird needed to include such public company costs in comparing Supreme to other public companies and (ii) with certain different line items (the “Baird Opinion Projections” and collectively with the Initial Parent Projections and the Final Parent Projections, the “Projections”). Baird used these Baird Opinion Projections in connection with the rendering of its fairness opinion to the Supreme Board and performing its related financial analysis, as described below under the heading “Opinion of Financial Advisor” in this Item 4 of this Schedule 14D-9.
The Projections set forth below are included solely to give Supreme stockholders access to certain financial projections that were made available to Baird and Parent and are not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares in the Offer or for any other purpose. To the extent the Initial Parent Projections are different from the Final Parent Projections, the Final Parent Projections are deemed to have replaced the Initial Parent Projections.
The Projections were prepared by management for internal use and examination by potential strategic partners and Baird. The Projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles (“GAAP”). Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.
The Baird Opinion Projections estimate net sales, cost of goods sold, gross profit, selling, general and administrative expenses, Adjusted EBIT (calculated as operating income, plus the earnings from the divested trolley business for 2017E and plus non-recurring items such as legal and settlement payments for 2017E), depreciation and amortization, Adjusted EBITDA (calculated as Adjusted EBIT plus depreciation and amortization of intangibles), capital expenditures and working capital. Adjusted EBITDA and Adjusted EBIT are non-GAAP financial measures, and a reconciliation to Net Income for them is set forth below.
The Initial Parent Projections estimate net sales and percentage growth thereof, gross profit and margin percentage, Adjusted EBIT (calculated as operating income plus public company costs, plus the earnings from the divested trolley business for 2017E and plus non-recurring items such as legal and settlement payments for 2017E), depreciation and amortization, Adjusted EBITDA (calculated as Adjusted EBIT plus depreciation and amortization of intangibles), capital expenditures and operating cash flow which is Adjusted EBITDA less capital expenditures. The Initial Parent Projections do not include public company costs for 2017E – 2022P since such costs would not be part of the Parent analysis as Parent is already a public company and already incurs such costs. Adjusted EBITDA, Adjusted EBIT and operating cash flow are non-GAAP financial measures, and a reconciliation to Net Income of Adjusted EBIT and Adjusted EBITDA and a reconciliation to net cash flow provided by operating activities of operating cash flow are set forth below. Although the non-GAAP financial measures are not GAAP measures and should not be treated as such, Supreme believed the non-GAAP financial measures would be beneficial to potential strategic partners in examining Supreme’s projected financial outlook.
The Final Parent Projections estimate net sales and percentage growth thereof, gross profit and margin percentage, Adjusted EBIT (calculated as operating income plus public company costs, plus the earnings from the divested trolley business for 2017E and plus non-recurring items such as legal and settlement payments for 2017E), depreciation and amortization, Adjusted EBITDA (calculated as Adjusted EBIT plus depreciation and amortization of intangibles), capital expenditures and operating cash flow which is Adjusted EBITDA less capital expenditures. The Final Parent Projections do not include public company costs for 2017E – 2022P since such costs would not be part of the Parent analysis as Parent is already a public company and already incurs such costs. Adjusted EBITDA, Adjusted EBIT and operating cash flow are non-GAAP financial measures, and a reconciliation to Net Income of Adjusted EBIT and Adjusted EBITDA and a reconciliation to net cash flow provided by operating activities of operating cash flow are set forth below . Although the non-GAAP financial measures are not GAAP measures and should not be treated as such, Supreme believed the non-GAAP financial measures would be beneficial to potential strategic partners in examining Supreme’s projected financial outlook.
The Projections reflect numerous estimates and assumptions made by Supreme’s management with respect to general business, economic, competitive, regulatory, and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Supreme’s control.
The Projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections should not be regarded as an indication that Supreme or anyone who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. Management views the Projections as being subject to inherent risks and uncertainties associated with such long-range projections.
The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Supreme in its public filings with the SEC. The Projections do not take into account any circumstances or events occurring after the date they were prepared, including any potential changes resulting from the Offer or the Merger. Further, the Projections do not take into account the effect of any failure of the Offer or the Merger to be consummated and should not be viewed as accurate or continuing in that context.

Baird Opinion Projections
($ in millions)
	For the Year Ending December 31,
	2017E	2018P	2019P	2020P	2021P	2022P
Net Sales	$314.7	$328.5	$353.3	$374.5	$391.8	$410.3
COGS	245.0	251.9	269.2	283.7	295.2	307.3
Gross Profit	$69.7	$76.6	$84.1	$90.8	$96.6	$102.9
SG&A	39.3	41.5	42.5	43.4	44.3	45.2
Adjusted EBIT(1)	$30.4	$35.1	$41.6	$47.4	$52.3	$57.7
Depreciation & Amortization	2.9	3.0	3.2	3.3	3.4	3.5
Adjusted EBITDA(1)	$33.3	$38.1	$44.8	$50.7	$55.7	$61.2
Capital Expenditures	6.5	$4.0	$4.0	$4.0	$4.0	$4.0
Working Capital	34.0	34.4	36.2	37.6	38.8	40.0
Operating Assumptions
Net Sales Growth	6.8%	4.4%	7.5%	6.0%	4.6%	4.7%
Gross Profit Margin	22.2%	23.3%	23.8%	24.2%	24.6%	25.1%
Gross Profit Growth	3.0%	9.9%	9.8%	7.9%	6.4%	6.6%
Adjusted EBITDA Margin	10.6%	11.6%	12.7%	13.5%	14.2%	14.9%
Adjusted EBITDA Growth	2.7%	14.5%	17.4%	13.1%	9.9%	9.9%
Adjusted EBIT Margin	9.7%	10.7%	11.8%	12.6%	13.3%	14.1%
Adjusted EBIT Growth	2.9%	15.3%	18.6%	13.8%	10.4%	10.4%
Capital Expenditures as % of Net Sales	2.1%	1.2%	1.1%	1.1%	1.0%	1.0%
Depreciation & Amortization as % of Net Sales	0.9%	0.9%	0.9%	0.9%	0.9%	0.8%
Working Capital as % of Net Sales	10.8%	10.5%	10.3%	10.0%	9.9%	9.7%

(1)
Adjusted EBIT and Adjusted EBITDA include normalizing adjustments for 2017E and include public company costs of approximately $4 million annually for 2017E – 2022P.

Non-GAAP Reconciliation
Baird Opinion Projections
EBITDA and EBIT Reconciliation
($ in millions)
	2017E	2018P	2019P	2020P	2021P	2022P
Net Income	$19.3	$22.9	$27.2	$30.9	$34.2	$37.8
Taxes(1)	9.5	12.3	14.6	16.7	18.4	20.3
Interest Expense/(Income)	0.9	(0.1)	(0.2)	(0.2)	(0.3)	(0.4)
Trolley(2)	0.2
Severance(3)	0.1
Legal/Settlements(4)	0.3
Properties Held for Sale(5)	0.3
Other Non-Operating Items(6)	(0.0)
Adjusted EBIT(7)	$30.4	$35.1	$41.6	$47.4	$52.3	$57.7
Depreciation & Amortization from Intangibles	2.9	3.0	3.2	3.3	3.4	3.5
Adjusted EBITDA(7)	$33.3	$38.1	$44.8	$50.7	$55.7	$61.2

(1)
2017E effective tax rate of 33.1%. 2018P – 2022P estimated tax rate assumed to be 35.0%.

(2)
Pro forma adjustment to remove the impact of trolley business divested.

(3)
Severance associated with terminated individuals where management made new hires; also includes search/placement fees for making new hires.

(4)
Legal expense predominantly associated with litigation as a result of trolley business divestiture; management considers the expense to be one-time in nature.

(5)
Items related to properties held for sale in Indiana, North Carolina and Rhode Island.

(6)
Other miscellaneous non-operating items.

(7)
Include public company costs from 2017E – 2022P.

Final Parent Projections
($ in millions)
	For the Year Ending
	2017E	2018P	2019P	2020P	2021P	2022P
Net Sales	$314.7	$328.5	$353.3	$374.5	$391.8	$410.3
% in Growth	6.8%	4.4%	7.5%	6.0%	4.6%	4.7%
Gross Profit	$69.7	$76.6	$84.1	$90.8	$96.6	$102.9
% Margin	22.2%	23.3%	23.8%	24.2%	24.6%	25.1%
Adj EBITDA(1)	$37.2	$42.1	$48.8	$54.7	$59.7	$65.2
% of Margin	11.8%	12.8%	13.8%	14.6%	15.2%	15.9%
Depreciation & Amortization	$2.9	$3.0	$3.2	$3.3	$3.4	$3.5
% Net Sales	0.9%	0.9%	0.9%	0.9%	0.9%	0.8%
Adj. EBIT	$34.4	$39.1	$45.6	$51.4	$56.3	$61.7
% Margins	10.9%	11.9%	12.9%	13.7%	14.4%	15.0%
Capital Expenditures	$6.5	$4.0	$4.0	$4.0	$4.0	$4.0
% Net Sales	2.1%	1.2%	1.1%	1.1%	1.0%	1.0%
Operating Cash Flow(2)	$30.7	$38.1	$44.8	$50.7	$55.7	$61.2
% Adj. EBITDA	82.5%	90.5%	91.8%	92.7%	93.3%	93.9%

(1)
Adjusted EBIT and Adjusted EBITDA include normalization adjustments for 2017E and exclude public company costs of approximately $4 million annually for 2017E – 2022P.

(2)
Operating Cash Flow defined as Adjusted EBITDA — Capital Expenditures.

Non-GAAP Reconciliation
Final Parent Projections
EBITDA and EBIT Reconciliation
($ in millions)
	2017E	2018P	2019P	2020P	2021P	2022P
Net Income	$19.3	$25.5	$29.8	$33.6	$36.8	$40.4
Taxes(1)	9.5	13.7	16.0	18.1	19.8	21.8
Interest Expense/(Income)	0.9	(0.1)	(0.2)	(0.3)	(0.3)	(0.4)
Public Company Costs(2)	3.9
Trolley(3)	0.2
Severance(4)	0.1
Legal/Settlements(5)	0.3
Properties Held for Sale(6)	0.3
Other Non-Operating Items(7)	(0.0)
Adjusted EBIT	$34.4	$39.1	$45.6	$51.4	$56.3	$61.7
Depreciation & Amortization from Intangibles	2.9	3.0	3.2	3.3	3.4	3.5
Adjusted EBITDA	$37.2	$42.1	$48.8	$54.7	$59.7	$65.2

(1)
2017E effective tax rate of 33.1%. 2018P – 2022P estimated tax rate assumed to be 35.0%.

(2)
Costs associated with being a public company including stock-based compensation, accounting and legal fees, director expenses, exchange fees and investor relation expenses, etc.

(3)
Pro forma adjustment to remove the impact of trolley business divested.

(4)
Severance associated with terminated individuals where management made new hires; also includes search/placement fees for making new hires.

(5)
Legal expense predominantly associated with litigation as a result of trolley business divestiture; management considers the expense to be one-time in nature.

(6)
Items related to properties held for sale in Indiana, North Carolina and Rhode Island.

(7)
Other miscellaneous non-operating items.

Operating Cash Flow Reconciliation
($ in millions)
	2017E	2018P	2019P	2020P	2021P	2022P
Net Cash Provided by Operating Activities	$21.0	$28.1	$31.1	$35.5	$39.0	$42.7
Depreciation & Amortization from Intangibles	(2.9)	(3.0)	(3.2)	(3.3)	(3.4)	(3.5)
Increase/(Decrease) in Net Working Capital	2.7	0.4	1.8	1.4	1.1	1.2
Other Non-cash Operating Activities(1)	(1.6)
Net Income	$19.3	$25.5	$29.8	$33.6	$36.8	$40.4
Taxes(2)	9.5	13.7	16.0	18.1	19.8	21.8
Interest Expense/(Income)	0.9	(0.1)	(0.2)	(0.3)	(0.3)	(0.4)
Public Company Costs(3)	3.9
Trolley(4)	0.2
Severance(5)	0.1
Legal/Settlements(6)	0.3
Properties Held for Sale(7)	0.3
Other Non-Operating Items(8)	(0.0)
Adjusted EBIT	$34.4	$39.1	$45.6	$51.4	$56.3	$61.7
Depreciation & Amortization from Intangibles	2.9	3.0	3.2	3.3	3.4	3.5
Adjusted EBITDA	$37.2	$42.1	$48.8	$54.7	$59.7	$65.2
Capital Expenditures	6.5	4.0	4.0	4.0	4.0	4.0
Operating Cash Flow	$30.7	$38.1	$44.8	$50.7	$55.7	$61.2
Other Information
Net Cash Used in Investing Activities(9)	(2.4)	(4.0)	(4.0)	(4.0)	(4.0)	(4.0)
Net Cash Used in Financing Activities(10)	(14.9)	(2.4)	(2.4)	(2.4)	(2.4)	(2.4)

(1)
2017E includes other non-cash operating activities such as amortization of debt issuance cost, deferred income taxes, stock-based compensation, loss (gain) on sale of property, plant, and equipment.

(2)
2017E effective tax rate of 33.1%. 2018P – 2022P estimated tax rate assumed to be 35.0%.

(3)
Costs associated with being a public company including stock-based compensation, accounting and legal fees, director expenses, exchange fees and investor relation expenses, etc.

(4)
Pro forma adjustment to remove the impact of trolley business divested.

(5)
Severance associated with terminated individuals where management made new hires; also includes search / placement fees for making new hires

(6)
Legal expense predominantly associated with litigation as a result of trolley business divestiture; management considers the expense to be one-time in nature.

(7)
Items related to properties held for sale in Indiana, North Carolina and Rhode Island.

(8)
Other miscellaneous non-operating items.

(9)
2017E includes proceeds from sale of property, plant, and equipment, capital expenditures and purchase of investments. 2018P – 2022P include capital expenditures.

(10)
2017E includes repayment of long-term debt, quarterly dividend payments, one-time special dividend payment in early 2017 and other immaterial financing related activities. 2018P – 2022P include quarterly dividend payments.

Initial Parent Projections
($ in millions)
	For the Year Ending
	2017E	2018P	2019P	2020P	2021P	2022P
Net Sales	$306.9	$328.5	$353.3	$374.5	$391.8	$410.3
% in Growth	4.2%	7.0%	7.5%	6.0%	4.6%	4.7%
Gross Profit	$69.7	$76.6	$84.1	$90.8	$96.6	$102.9
% Margin	22.7%	23.3%	23.8%	24.2%	24.6%	25.1%
Adj EBITDA(1)	$35.9	$42.1	$48.8	$54.7	$59.7	$65.2
% of Margin	11.7%	12.8%	13.8%	14.6%	15.2%	15.9%
Depreciation & Amortization	$2.9	$3.0	$3.2	$3.3	$3.4	$3.5
% Net Sales	0.9%	0.9%	0.9%	0.9%	0.9%	0.8%
Adj. EBIT	$33.1	$39.1	$45.6	$51.4	$56.3	$61.7
% Margins	10.8%	11.9%	12.9%	13.7%	14.4%	15.0%
Capital Expenditures	$6.5	$4.0	$4.0	$4.0	$4.0	$4.0
% Net Sales	2.1%	1.2%	1.1%	1.1%	1.0%	1.0%
Operating Cash Flow(2)	$29.4	$38.1	$44.8	$50.7	$55.7	$61.2
% Adj. EBITDA	81.9%	90.5%	91.8%	92.7%	93.3%	93.9%

(1)
Adjusted EBIT and Adjusted EBITDA include normalization adjustments for 2017E and exclude public company costs of approximately $4 million annually for 2017E – 2022P.

(2)
Operating Cash Flow defined as Adjusted EBITDA — Capital Expenditures.

Non-GAAP Reconciliation
Initial Parent Projections
EBITDA and EBIT Reconciliation
($ in millions)
	2017E	2018P	2019P	2020P	2021P	2022P
Net Income	$18.6	$25.5	$29.8	$33.6	$36.8	$40.4
Taxes(1)	9.2	13.7	16.0	18.1	19.8	21.7
Interest Expense/(Income)	0.8	(0.1)	(0.2)	(0.3)	(0.3)	(0.4)
Public Company Costs(2)	4.0
Trolley(3)	(0.0)
Severance(4)	0.0
Legal/Settlements(5)	0.3
Properties Held for Sale(6)	0.2
Other Non-Operating Items(7)	(0.0)
Adjusted EBIT	$33.1	$39.1	$45.6	$51.4	$56.3	$61.7
Depreciation & Amortization from Intangibles	2.9	3.0	3.2	3.3	3.4	3.5
Adjusted EBITDA	$35.9	$42.1	$48.8	$54.7	$59.7	$65.2

(1)
2017E effective tax rate of 33.1%. 2018P – 2022P estimated tax rate assumed to be 35.0%.

(2)
Costs associated with being a public company including stock-based compensation, accounting and legal fees, director expenses, exchange fees and investor relation expenses, etc.

(3)
Pro forma adjustment to remove the impact of trolley business divested.

(4)
Severance associated with terminated individuals where management made new hires; also includes search / placement fees for making new hires.

(5)
Legal expense predominantly associated with litigation as a result of trolley business divestiture; management considers the expense to be one-time in nature.

(6)
Items related to properties held for sale in Indiana, North Carolina and Rhode Island.

(7)
Other miscellaneous non-operating items.

Operating Cash Flow Reconciliation
($ in millions)
	2017E	2018P	2019P	2020P	2021P	2022P
Net Cash Provided by Operating Activities	$21.7	$27.0	$31.1	$35.4	$39.0	$42.7
Depreciation & Amortization from Intangibles	(2.9)	(3.0)	(3.2)	(3.3)	(3.4)	(3.5)
Increase/(Decrease) in Net Working Capital	1.6	1.6	1.8	1.4	1.1	1.2
Other Non-cash Operating Activities(1)	(1.8)
Net Income	$18.6	$25.5	$29.8	$33.6	$36.8	$40.4
Taxes(2)	9.2	13.7	16.0	18.1	19.8	21.7
Interest Expense/(Income)	0.8	(0.1)	(0.2)	(0.3)	(0.3)	(0.4)
Public Company Costs(3)	4.0
Trolley(4)	(0.0)
Severance(5)	0.0
Legal/Settlements(6)	0.3
Properties Held for Sale(7)	0.2
Other Non-Operating Items(8)	(0.0)
Adjusted EBIT	$33.1	$39.1	$45.6	$51.4	$56.3	$61.7
Depreciation & Amortization from Intangibles	2.9	3.0	3.2	3.3	3.4	3.5
Adjusted EBITDA	$35.9	$42.1	$48.8	$54.7	$59.7	$65.2
Capital Expenditures	6.5	4.0	4.0	4.0	4.0	4.0
Operating Cash Flow	$29.4	$38.1	$44.8	$50.7	$55.7	$61.2
Other Information
Net Cash Used in Investing Activities(9)	(3.6)	(4.0)	(4.0)	(4.0)	(4.0)	(4.0)
Net Cash Used in Financing Activities(10)	(14.9)	(2.4)	(2.4)	(2.4)	(2.4)	(2.4)

(1)
2017E includes other non-cash operating activities such as amortization of debt issuance cost, deferred income taxes, stock-based compensation, loss (gain) on sale of property, plant, and equipment.

(2)
2017E effective tax rate of 33.1%. 2018P – 2022P estimated tax rate assumed to be 35.0%.

(3)
Costs associated with being a public company including stock-based compensation, accounting and legal fees, director expenses, exchange fees and investor relation expenses, etc.

(4)
Pro forma adjustment to remove the impact of trolley business divested.

(5)
Severance associated with terminated individuals where management made new hires; also includes search/placement fees for making new hires.

(6)
Legal expense predominantly associated with litigation as a result of trolley business divestiture; management considers the expense to be one-time in nature.

(7)
Items related to properties held for sale in Indiana, North Carolina and Rhode Island.

(8)
Other miscellaneous non-operating items.

(9)
2017E includes proceeds from sale of property, plant, and equipment, capital expenditures and purchase of investments. 2018P – 2022P include capital expenditures.

(10)
2017E includes repayment of long-term debt, quarterly dividend payments, one-time special dividend payment in early 2017 and other immaterial financing related activities. 2018P-2022P include quarterly dividend payments.

(e)
Opinion of Financial Advisor

The Supreme Board retained Robert W. Baird & Co. Incorporated (“Baird”) in connection with the Merger and to render an opinion as to the fairness, from a financial point of view, to the holders of the Shares (other than the Company or any wholly-owned subsidiary of the Company and Parent, Purchaser or any other wholly-owned subsidiary of Parent and holders of Shares who have demanded appraisal rights in accordance with Section 262 of the DGCL (the “Dissenting Shares”)) of the $21.00 per Share cash consideration to be received in the Merger by such stockholders.
On August 8, 2017, Baird delivered its oral opinion, which opinion was subsequently confirmed in a written opinion dated as of the same date, as to whether, as of the date of such opinion and based upon and subject to the assumptions, procedures, matters and limitations set forth therein, the $21.00 per share in cash to be received by the holders of the Shares (other than the Company or any wholly-owned subsidiary of the Company and Parent, Purchaser or any other wholly-owned subsidiary of Parent and holders of Dissenting Shares) was fair, from a financial point of view, to such stockholders.
As a matter of policy, Baird’s opinion was approved by a fairness committee, a majority of the members of which were not involved in providing financial advisory services on its behalf to the Company in connection with the Merger.
The full text of Baird’s written opinion, dated August 8, 2017 which sets forth the assumptions made, general procedures followed, matters considered and limitations on the scope of review undertaken by Baird in rendering its opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. Baird’s opinion is directed only to the fairness, as of the date of the opinion and from a financial point of view, to the holders of the Shares (other than the Company or any wholly-owned subsidiary of the Company and Parent, Purchaser or any other wholly-owned subsidiary of Parent and holders of Dissenting Shares) of the $21.00 per Share in cash to be received by such stockholders and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger. Baird expresses no opinion about the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the Merger Consideration (which is the same amount as the Offer Price) to be received by the Company’s stockholders. The summary of Baird’s opinion set forth below is qualified in its entirety by reference to the full text of such opinion. Company stockholders are urged to read the opinion carefully in its entirety.
In conducting its financial analyses and in arriving at its opinion, Baird has reviewed such information and has taken into account such financial and economic factors, investment banking procedures and considerations as Baird has deemed relevant under the circumstances. In that connection, and subject to the various assumptions, qualifications and limitations set forth herein, Baird has, among other things: (i) reviewed certain internal information, primarily financial in nature, including financial forecasts for fiscal years (ending December) 2017 – 2022 concerning the business and operations of the Company (as previously defined, the “Baird Opinion Projections”) furnished to Baird, and prepared, by the Company’s management for purposes of its analysis; (ii) reviewed financial statements of the Company for the fiscal years ended December 27, 2014, December 26, 2015 and December 31, 2016 and interim financial statements of the Company for the period ended July 1, 2017, which the Company’s management has prepared and identified as being the most current financial statements available; (iii) reviewed certain publicly available information, including, but not limited to, the Company’s recent filings with the SEC; (iv) reviewed the Company’s Ownership Transaction Incentive Plan document and estimated change of control payment calculation provided by management; (v) reviewed certain other internal strategic information; (vi) reviewed the principal financial terms of the Merger Agreement; (vii) compared the financial position and operating results of the Company with those of certain other publicly traded companies Baird deemed relevant; (viii) compared the historical market prices, trading activity and market trading multiples of the Shares with those of certain other publicly traded companies Baird deemed relevant; (ix) compared the Merger Consideration with the reported implied enterprise values of certain other transactions Baird deemed relevant; (x) considered the present values of the forecasted cash flows of the Company reflected in the Baird Opinion Projections; and (xi) reviewed the Company’s certificate regarding information, financial statements and projections addressed to Robert W. Baird & Co. Incorporated. In addition, at the Company’s direction, for purposes of its opinion, Baird applied net upward adjustments to the Company’s earnings before interest, taxes, depreciation and amortization (EBITDA) and earnings before interest and taxes (EBIT) for 2014 – 2017, which adjustments the Company has represented, and Baird has assumed, are reasonable and appropriate. Baird has held discussions with members of the Company’s senior management concerning the Company’s historical and current financial condition and operating results, as well as the future prospects of the Company. As a part of its engagement, Baird was requested by the Company to, and it did, solicit third party indications of interest in acquiring all or any part of the Company. Baird was not involved in assisting Parent in obtaining any financing of the Merger. Baird has also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant for the preparation of its opinion.
In arriving at its opinion, Baird has assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information that was publicly available or provided to it by or on behalf of the Company. Baird has not independently verified any publicly available information or information supplied to it by the Company. Baird has not been engaged to independently verify, has not assumed any responsibility to verify, assumes no liability for, and expresses no opinion on, any such information, and Baird has assumed and relied upon, without independent verification, that the Company is not aware of any information that might be material to its opinion that has not been provided to it. Baird has assumed and relied upon, without independent verification, the following: (i) all material assets and liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the Company’s most recent financial statements provided to it, and there is no information or facts that would make any of the information reviewed by Baird incomplete or misleading; (ii) the financial statements of the Company provided to Baird present fairly the results of operations, cash flows and financial condition of the Company for the periods, and as of the dates, indicated and were prepared in conformity with U.S. generally accepted accounting principles consistently applied; (iii) the Baird Opinion Projections for the Company were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the Company’s senior management as to the future performance of the Company, and Baird has relied, without independent verification, upon such Baird Opinion Projections in the preparation of its opinion, although Baird expresses no opinion with respect to the Baird Opinion Projections or any judgments, estimates, assumptions or basis on which they were based, Baird has assumed, without independent verification, that the Baird Opinion Projections will be realized in the amounts and on the time schedule contemplated; (iv) the net upward adjustments applied to the Company’s EBITDA and EBIT for 2014 – 2017 are represented by the Company’s senior management to be reasonable and appropriate, and Baird has relied, but without independent verification, on such adjustments to EBITDA and EBIT for purposes of its opinion; (v) in all respects material to its analysis, the Merger will be consummated in accordance with the terms and conditions of the Merger Agreement without any amendment or modification thereto and without waiver by any party of any of the conditions to their respective obligations thereunder; (vi) in all respects material to Baird’s analysis, the representations and warranties contained in the Merger Agreement are true and correct and each party will perform all of the covenants and agreements required to be performed by it under the Agreement; (vii) all corporate, governmental, regulatory or other consents and approvals (contractual or otherwise) required to consummate the Merger have been, or will be, obtained without the need for any divestitures or other material changes to the Merger Consideration or other material financial terms or conditions of the Merger or that would otherwise materially affect the Company or Baird’s analysis. Baird has relied, without independent verification, as to all legal, regulatory, accounting, insurance and tax matters regarding the Merger on the advice of the Company and its professional advisors, and Baird has assumed that all such advice was correct. In conducting its review, Baird has not undertaken or obtained an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise, known or unknown) or solvency of the Company. In each case above, Baird has made the assumptions and taken the actions or inactions described above with the Company’s knowledge and consent.
Baird’s opinion necessarily is based upon economic, monetary and market conditions as they existed and could be evaluated on the date of its opinion and its opinion does not predict or take into account any changes which may occur, or information which may become available, after the date thereof. Baird is under no obligation to update, revise, reaffirm or withdraw this opinion, or otherwise comment on or consider events occurring after the date hereof. Furthermore, Baird expresses no opinion as to the price or trading range at which any of the Company’s securities (including the Shares) will trade following the date hereof or as to the effect of the Merger on such price or trading range. Such price and trading range may be affected by a number of factors, including but not limited to: (i) dispositions of the Shares by stockholders within a short period of time after, or other market effects resulting from, the announcement and/or effective date of the Merger; (ii) changes in prevailing interest rates and other factors which generally influence the price of securities; (iii) adverse changes in the current capital markets; (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company or in the Company’s industries; (v) any necessary actions by, or restrictions of, federal, state or other governmental agencies or regulatory authorities; and (vi) timely completion of the Merger on terms and conditions that are acceptable to all parties at interest.
This opinion does not address the relative merits or risks of: (i) the Merger, the Merger Agreement or any other agreements or other matters provided for, or contemplated by, the Merger Agreement; (ii) any other transactions that may be, or might have been, available as an alternative to the Merger; or (iii) the Merger compared to any other potential alternative transactions or business strategies considered by the Supreme Board and, accordingly, Baird has relied upon its discussions with the senior management of the Company with respect to the availability and consequences of any alternatives to the Merger. This opinion does not constitute a recommendation to the Board, any security holder or any other person as to how any such person should vote or act with respect to the Merger or whether any stockholder of the Company should tender Shares in any tender offer or make any election with respect to the Merger.
The following is a summary of the material financial analyses performed by Baird in connection with rendering its opinion, which is qualified in its entirety by reference to the full text of such opinion attached as Annex I and to the other disclosures contained in this section. The following summary, however, does not purport to be a complete description of the financial analyses performed by Baird. The order of analyses described does not represent relative importance or weight given to the analyses performed by Baird. Some of the summaries of the financial analyses include information presented in a tabular format. These tables must be read together with the full text of each summary and alone are not a complete description of Baird’s financial analyses. Except as otherwise noted, the following quantitative information is based on market and financial data as it existed on or before August 8, 2017 and is not necessarily indicative of current market conditions.

Implied Valuation and Transaction Multiples
Based on the cash consideration of  $21.00 per Share of the Shares (the “Merger Consideration”), Baird calculated the implied “equity purchase price” (defined as the Merger Consideration multiplied by the total number of diluted common shares outstanding of the Company, including accelerated vesting of all unvested restricted stock) to be $364.4 million. In addition, Baird calculated the implied “total purchase price” (defined as the equity purchase price plus the book value of the Company’s total debt, Company’s Ownership Transaction Incentive Plan (“OTIP”) payments and other assumed change of control and discretionary bonus related payments, less cash, cash equivalents, marketable securities and estimated transaction fees and expenses as estimated by Company management as of August 7, 2017) to be $377.6 million. Baird then calculated the multiples of the total purchase price to the Company’s 2016, latest twelve months (“LTM”) ended July 1, 2017 and projected 2017 net sales; Adjusted EBITDA; and Adjusted EBIT, as provided by the senior management of the Company. These transaction multiples are summarized in the table below.
	Calendar Year 2016	LTM July 1, 2017	Calendar Year 2017P
Net Sales	1.3x	1.3x	1.2x
Adj EBITDA	11.6	14.7	11.3
Adj EBIT	12.8	16.5	12.4
Selected Publicly Traded Company Analysis
Baird reviewed certain publicly available financial information and stock market information for certain publicly traded companies that Baird deemed relevant. The group of selected publicly traded companies reviewed is listed below.
• Alamo Group Inc.	• Oshkosh Corporation
• Federal Signal Corporation	• REV Group, Inc.
• Miller Industries, Inc.	• Spartan Motors, Inc.
• New Flyer Industries Inc.	• Wabash National Corporation
Baird chose these companies based on a review of publicly traded companies that possessed general business, operating and financial characteristics representative of companies in the industry in which the Company operates. Baird noted that none of the companies reviewed is identical to the Company and that, accordingly, the analysis of such companies necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each company and other factors that affect the public market values of such companies.
For each company, Baird calculated the “equity market value” (defined as the market price per share of each company’s common stock multiplied by the total number of diluted common shares outstanding of such company, including net shares issuable upon the exercise of stock options and warrants). In addition, Baird calculated the “total market value” (defined as the equity market value plus the book value of each company’s total debt, preferred stock and minority interests, less cash, cash equivalents and marketable securities). Baird calculated the multiples of each company’s total market value to its LTM (based on publicly announced results for the most recent fiscal quarter as follows: Alamo Group Inc., Oshkosh Corporation, Spartan Motors, Inc. and Wabash National Corporation LTM ended June 30, 2017; Federal Signal Corporation and Miller Industries, Inc. LTM ended March 31, 2017; New Flyer Industries Inc. LTM ended April 2, 2017; REV Group, Inc. LTM ended April 29, 2017.) and projected 2017 Adjusted EBITDA and Adjusted EBIT. Baird then compared the transaction multiples implied in the Merger with the corresponding trading multiples for the selected companies. Stock market and historical financial information for the selected companies was based on publicly available information as of August 2, 2017, and projected financial information was based on publicly available research reports (consensus estimates obtained from Capital IQ) as of such date. A summary of the implied multiples is provided in the table below.

	Transaction Multiple Implied by the Merger	Selected Company Multiples
		Low	Mean	Median	High
Adj EBITDA
LTM	14.7x	6.0x	11.3x	10.4x	17.9x
CY 2017P	11.3	6.7	10.2	10.1	12.7
Adj EBIT
LTM	16.5x	7.3x	15.9x	13.4x	30.1x
CY 2017P	12.4	8.5	14.0	13.2	20.4
In addition, Baird calculated the implied per share equity values of the Shares based on the trading multiples of the selected public companies and compared such values to the Merger Consideration of $21.00 per share. The implied per share equity values, based on the multiples that Baird deemed relevant, are summarized in the table on the following page.
	Implied Supreme Industries, Inc. Equity Value Per Share
	Low	Mean	Median	High
Adj EBITDA
LTM	$8.15	$15.98	$14.66	$25.79
CY 2017P	12.19	18.88	18.66	23.65
Adj EBIT
LTM	$8.89	$20.12	$16.89	$38.87
CY 2017P	14.12	23.74	22.40	34.99

Mean Equity Value per Share	$10.84	$19.68	$18.15	$30.82
Baird compared the implied per share equity values in the table above with the Merger Consideration implied in the Merger in concluding that the Merger Consideration was fair to the Company from a financial point of view.
Selected Acquisition Analysis
Baird reviewed certain publicly available financial information concerning completed acquisition transactions that Baird deemed relevant. The group of selected acquisition transactions is listed below.
Date Announced	Target	Acquiror
05/08/2017	• Truck Bodies & Equipment International, Inc.	• Federal Signal Corporation
10/03/2016	• Grand Design RV	• Winnebago Industries, Inc.
06/16/2016	• Dejana Truck & Utility Equipment Co., Inc.	• Douglas Dynamics, Inc.
07/01/2016	• Jayco, Inc.	• Thor Industries, Inc.
05/27/2016	• Blue Bird Corporation	• American Securities
08/13/2015	• Manac Inc.	• Caisse de dépôt et placement du Québec
11/24/2014	• Henderson Products, Inc.	• Douglas Dynamics, Inc.
02/24/2014	• Business Units of Specialized Industries, LP	• Alamo Group Inc.
Baird chose these acquisition transactions based on a review of completed acquisition transactions involving target companies that possessed general business, operating and financial characteristics representative of companies in the industry in which the Company operates. Baird noted that none of the acquisition transactions or subject target companies reviewed is identical to the Merger or the Company, respectively, and that, accordingly, the analysis of such acquisition transactions necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each subject target company and each acquisition transaction and other factors that affect the values implied in such acquisition transactions.
For each transaction, using publicly-available information, Baird calculated the implied “total purchase price” (defined as the equity purchase price plus the book value of each target company’s total debt, preferred stock and minority interests, less cash, cash equivalents and marketable securities). Baird calculated the multiples of each target company’s implied total purchase price to its LTM Adjusted EBITDA and Adjusted EBIT. Baird then compared the transaction multiples implied in the Merger with the corresponding acquisition transaction multiples for the selected acquisition transactions. A summary of the implied multiples is provided in the tables below.
	Transaction Multiple Implied by the Merger	Selected Acquisition Multiples
		Low	Mean	Median	High
LTM Adj EBITDA	14.7x	6.4x	8.4x	7.9x	12.3x
LTM Adj EBIT	16.5	6.9	10.5	9.3	16.7
In addition, Baird calculated the implied per share equity values of the Shares based on the acquisition transaction multiples of the selected acquisition transactions and compared such values to the Merger Consideration of  $21.00 per share. The implied per share equity values, based on the multiples that Baird deemed relevant, are summarized in the table below.
	Implied Supreme Industries, Inc. Equity Value Per Share
	Low	Mean	Median	High
LTM Adj EBITDA	$8.74	$11.68	$10.98	$17.49
LTM Adj EBIT	8.36	13.01	11.47	21.29

Mean Equity Value per Share	$8.55	$12.35	$11.22	$19.39
Baird compared the implied per share equity values in the table above with the Merger Consideration implied in the Merger in concluding that the Merger Consideration was fair to the Company from a financial point of view.
Discounted Cash Flow Analysis
Baird performed a discounted cash flow analysis utilizing the projected unlevered free cash flows for the Company (defined as after-tax operating income, plus depreciation and amortization, less capital expenditures and increases in net working capital, as provided by the Company’s senior management) from 2018 to 2022. In such analysis, Baird calculated the present values of the unlevered free cash flows from 2018 to 2022 by discounting such amounts at rates ranging from 10.5% to 12.5%, which are Baird’s estimates, based on its professional judgment, of the Company’s weighted average cost of capital based on the selected publicly traded companies and include a small company size premium of 2.5% as estimated by Duff  & Phelps. Baird calculated the present values of the free cash flows beyond 2022 by assuming terminal values based on unlevered free cash flow growth rates selected by Baird using its professional judgment ranging from 2.5% to 4.5% and discounting the resulting terminal values at rates ranging from 10.5% to 12.5%. The summation of the present values of the unlevered free cash flows and the present values of the terminal values produced equity values ranging from $18.13 to $28.52 per share with a mean of  $22.47 per share and a median of  $22.04 per share, as compared to the Merger Consideration of  $21.00 per share. Baird compared these implied per share equity values with the Merger Consideration implied in the Merger in concluding that the Merger Consideration was fair to the Company from a financial point of view.
The foregoing summary does not purport to be a complete description of the analyses performed by Baird or its presentations to the Supreme Board. The preparation of financial analyses and an opinion as to fairness from a financial point of view is a complex process and is not necessarily susceptible to partial analyses or summary description. Baird believes that its analyses (and the summary set forth above) must be considered as a whole and that selecting portions of such analyses and factors considered by Baird, without considering all of such analyses and factors, could create an incomplete view of the processes and judgments underlying the analyses performed and conclusions reached by Baird and its opinion. Baird did not attempt to assign specific weights to particular analyses. Any estimates contained in Baird’s analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, Baird does not assume responsibility for their accuracy.
Supplemental Price Activity Information
Although not relied upon in its analyses, Baird reviewed certain historical price and trading activity of the Shares and noted that the high and low closing prices for the Shares were $21.51 and $11.06, respectively, over the last twelve months as of August 2, 2017, and $21.51 and $5.40, respectively, over the last three years as of August 2, 2017. Baird also calculated the premiums that the per share Merger Consideration represented over the closing market price of the Shares for various time periods ranging from 1-day to 1-year prior to August 2, 2017, for informational purposes only. These premiums, along with the selected acquisition premiums of all U.S. target transactions, that Baird identified, with a transaction value of between $50 and $500 million (excluding premiums less than 0% and greater than 100%) that included only cash consideration and closed between January 1, 2015 and August 2, 2017 are summarized in the table below.
As of August 2, 2017
	Supreme Industries, Inc. Stock Price	Premium Implied by the Merger	Selected Acquisition Premiums
			Low	Mean	Median	High
1-Day Prior	$14.28	47.1%	0.7%	37.1%	33.9%	100.0%
7-Days Prior	$14.81	41.8%	0.5%	37.8%	34.2%	98.0%
30-Days Prior	$16.63	26.3%	3.2%	38.9%	32.8%	93.5%
180-Days Prior	$18.35	14.4%	0.7%	43.9%	41.5%	99.3%
360-Days Prior	$15.88	32.2%	0.5%	46.1%	45.6%	100.0%
(f)
Intent to Tender

As of August 22, 2017, our directors and executive officers, as a group, beneficially owned 3,322,986 Shares (including Restricted Shares), representing approximately 19.4% of the then outstanding Shares. Our directors and executive officers as well as certain family members of them and entities controlled by them have executed entered into Tender and Voting Agreements representing approximately 19.9% of the then outstanding Shares and have agreed to tender their Shares in the Offer subject to the right to terminate the Tender and Voting Agreement if the Merger Agreement is terminated in accordance with its terms or the entry, without the prior written consent of the stockholder, into any amendment or modification of the Merger Agreement that results in a decrease in, or a change in the form of, the Offer Price or the Merger Consideration.
Item 5.
Person/Assets Retained, Employed, Compensated or Used.

As part of its investment banking business, Baird is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Pursuant to an engagement letter dated April 18, 2017, Baird will receive a transaction fee of approximately $5,000,000 for its services, which is contingent upon the consummation of the Merger. Pursuant to such engagement letter, the Company has also agreed to pay Baird a fee of $500,000 payable upon delivery of its opinion, regardless of the conclusions reached in such opinion (such fee to be creditable against the transaction fee described above). In addition, the Company has agreed to reimburse Baird for certain of its expenses and to indemnify Baird against certain liabilities that may arise out of its engagement. Baird will not receive any other significant payment of compensation contingent upon the successful completion of the Merger.
Over the past two years, Baird has not provided investment banking or financial services to the Company, other than in connection with the Merger. Neither Baird nor its affiliates has received any payments from Parent over the past two years. Although Baird has no current investment banking engagements with Parent, Baird has provided ad hoc investment banking advisory services and analyses to Parent without compensation in furtherance of its efforts to be engaged on future transactions and other related matters. No material relationship between Baird, on the one hand, and the Company, Parent or any other party or affiliate to the Merger, on the other hand, is mutually understood to be contemplated in which any compensation is intended to be received.
In the ordinary course of business, Baird may from time to time provide investment banking, advisory, brokerage and other services to clients that may be competitors or suppliers to, or customers or security holders of, the Company or Parent or any other party that may be involved in the Merger and their respective affiliates or that may otherwise participate or be involved in the same or a similar business or industry as the Company or Parent. In addition, Baird and certain of its employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may from time to time hold or trade the securities of the Company and/or Parent (including the Company’s and Parent’s common stock) for their own account or the accounts of their customers and, accordingly, may at any time hold long or short positions or effect transactions in such securities. Baird may also serve as a market maker in the publicly traded securities of the Company and/or Parent.
Item 6.
Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9, except for the following grants to outside directors on July 3, 2017:
•
the acquisition by Peter Barrett of 608 shares of Class A Common Stock pursuant to a quarterly award made to the outside directors of the Supreme Board;

•
the acquisition by Edward Flynn of 608 shares of Class A Common Stock pursuant to a quarterly award made to the outside directors of the Supreme Board;

•
the acquisition by Arthur Gajarsa of 608 shares of Class A Common Stock pursuant to a quarterly award made to the outside directors of the Supreme Board;

•
the acquisition by Thomas Hogan of 608 shares of Class A Common Stock pursuant to an award made by the Supreme Board;

•
the acquisition by Michael Klofas of 608 shares of Class A Common Stock pursuant to a quarterly award made to the outside directors of the Supreme Board;

•
the acquisition by Mark Neilson of 608 shares of Class A Common Stock pursuant to a quarterly award made to the outside directors of the Supreme Board; and

•
the acquisition by Wayne Whitener of 608 shares of Class A Common Stock pursuant to a quarterly award made to the outside directors of the Supreme Board.

Item 7.
Purposes of the Transaction and Plans or Proposals.

(i)   Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to a tender offer or other acquisition of our securities by Supreme, any subsidiary of Supreme or any other person.
(ii)   Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Supreme or any subsidiary of Supreme, (ii) any purchase, sale or transfer of a material amount of assets of Supreme or any subsidiary of Supreme, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Supreme.
(iii)   We have agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, solicit alternative acquisition offers. In addition, we have agreed to certain procedures that we must follow in the event Supreme receives an unsolicited acquisition proposal. The information set forth in Section 13 — “The Merger Agreement; Other Agreements” of the Offer to Purchase under the heading “Covenants of Supreme — No Solicitation” is incorporated herein by reference.
(iv)   Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Supreme Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.
Item 8.
Additional Information.

Golden Parachute Compensation
See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between Supreme and its Executive Officers, Directors and Affiliates — Golden Parachute Compensation.”
Conditions of the Offer
The information set forth in Section 14 — “Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.
Stockholder Approval Not Required
On August 8, 2017, the Supreme Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair and advisable to, and in the best interest of, Supreme and its stockholders, (ii) agreed that the Merger shall be effected under Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by Supreme of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, and (iv) recommended that Supreme’s stockholders tender their Shares to Purchaser pursuant to the Offer.
If Purchaser acquires, pursuant to the Offer, Shares that represent at least one more Share than 50% of the total number of Shares outstanding at the time of the consummation of the Offer, Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by Supreme’s stockholders.
State Takeover Laws
A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.
In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”
In accordance with the provisions of Section 203 of the DGCL, the Supreme Board has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, for purposes of Section 203 of the DGCL.

Notice of Appraisal Rights
No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Supreme who have not properly tendered their Shares in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.
The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that Supreme will take no action to perfect any appraisal rights of any stockholder.
Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.
If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:
•
prior to the consummation of the Offer, which is the first date on which Parent irrevocably accepts for purchase the Shares tendered pursuant to the Offer, deliver to Supreme at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Supreme of the identity of the stockholder and that the stockholder is demanding appraisal;

•
not tender such stockholder’s Shares in the Offer; and

•
continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Record Holder
All written demands for appraisal should be addressed to Supreme Industries, Inc., Attention: John Dorbin, 2581 E. Kercher Road, Goshen, IN 46528. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.
A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.
Filing a Petition for Appraisal.
Within 120 days after the Effective Time, but not thereafter, Supreme, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Supreme is under no obligation to and has no present intention to file a petition and holders should not assume that Supreme will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from Supreme a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from Supreme the statement described in this paragraph.
Upon the filing of such petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon Supreme, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to Supreme and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by Supreme.
If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings.
The Shares will be appraised by the Delaware Court at the fair value thereof as of the Effective Time exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors.
The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.
Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.
Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, Supreme may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.
The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.
Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.
If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Offer Price.
This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.
STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.
Legal Proceedings
There are currently no legal proceedings relating to the Offer or the Merger.
Antitrust Compliance
Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until required information and documentary material has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the applicable waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. Supreme also must file a Premerger Notification and Report Form, which was filed on August 22, 2017. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. A Premerger Notification and Report Form under the HSR Act was filed on August 22, 2017 by Parent with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. Accordingly, Parent’s filing triggered the required waiting period with respect to the Offer, which will expire at 11:59 P.M., New York City time, on September 6, 2017, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. With the written consent of Supreme, Parent may elect to withdraw and re-file the Premerger Notification and Report Form, which would result in the initiation of a new 15 calendar day waiting period. If prior to the expiration or termination of the waiting period either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer would be extended until the 10th calendar day following the date of Parent’s substantial compliance with that request. After that time, absent Parent’s and Supreme’s agreement, the acquisition can be blocked only by court order. The FTC or the Antitrust Division may terminate the applicable waiting period at any time before its expiration.
Parent and Supreme and certain of their subsidiaries conduct business in several countries outside of the United States. After execution of the Merger Agreement, Parent and Supreme determined that no foreign antitrust filings would be required in connection with the Merger.
Cautionary Note Regarding Forward-Looking Statements
This Schedule 14D-9 may contain forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements include, without limitation, statements regarding prospective performance and opportunities and the outlook of our business, performance and opportunities, the anticipated timing of filings and approvals relating to the Offer and the Merger; the expected timing of the completion of the Offer and the Merger; the ability to complete the Offer and the Merger considering the various closing conditions; and any assumptions underlying any of the foregoing. The actual results of the Offer and the Merger could vary materially as a result of a number of factors, including: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of our stockholders will tender their Shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer and the Merger may not be satisfied or waived; the possibility that the Offer and the Merger may not be timely completed, if at all; and that, prior to the completion of the Offer and the Merger, if at all, our business may experience significant disruptions due to Offer and the Merger-related uncertainty. Other factors that may cause actual results to differ materially include those set forth in the reports that we file from time to time with the SEC, including our annual report on Form 10-K for the fiscal year ended December 31, 2016 and quarterly and current reports on Form 10-Q and 8-K, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Purchaser and Parent. All of these materials related to the Offer and the Merger (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors may also obtain free copies of the documents filed by Supreme with the SEC by contacting Matthew J. Dennis, CFA, Senior Managing Director of Clear Perspective Group, 3637 Medina Road, Medina, OH 44256, 866-364-2586 and mdennis@cpg-llc.com. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Item 9.
Exhibits.

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated August 22, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Wabash National Corporation and Redhawk Acquisition Corporation, filed with the SEC on August 22, 2017 (the “Schedule TO”)).
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(6)	Summary Advertisement published in The New York Times on August 22, 2017 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(7)	Press Release issued by Supreme Industries, Inc., dated August 8, 2017 (incorporated by reference to Exhibit 99.1 to Supreme Industries, Inc.’s Schedule 14D-9C (the “Schedule 14D-9C”) filed with the SEC on August 9, 2017).
(a)(8)	Letter to Supreme employees, first sent on August 9, 2017 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C).
(a)(9)	Supreme Customer Talking Points, first used on August 9, 2017 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C).
(a)(10)	Supreme Supplier Talking Points, first used on August 9, 2017 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C).
(a)(11)	Opinion of Robert W. Baird & Co. Incorporated, dated August 8, 2017 (included as Annex I to this Schedule 14D-9).
(e)(1)	Agreement and Plan of Merger, dated August 8, 2017, among Supreme Industries, Inc., Wabash National Corporation and Redhawk Acquisition Corporation (incorporated by reference to Exhibit 2.1 to Supreme Industries, Inc.’s Current Report on Form 8-K filed on August 9, 2017).
(e)(2)	Form of Tender and Voting Agreement, dated as of August 8, 2017, by and among Wabash National Corporation, Redhawk Acquisition Corporation and each of the stockholders named therein (incorporated by reference to Exhibit 10.1 to Supreme Industries, Inc.’s Current Report on Form 8-K filed on August 9, 2017).
(e)(3)	Confidentiality Agreement, by and between Supreme Industries, Inc. and Wabash National Corporation, dated April 24, 2017 (incorporated by reference to Exhibit (d)(3) to the Schedule TO).
(e)(4)	Form of Supreme Industries, Inc. Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.1 to Supreme Industries, Inc.’s Current Report on Form 8-K filed on October 6, 2008).
(e)(5)	Indemnification Agreement, effective as of May 6, 2013, by and between Supreme Industries, Inc. and Mark D. Weber (incorporated by reference to Exhibit 10.2 to Supreme Industries, Inc.’s Current Report on Form 8-K filed on April 19, 2013).
(e)(6)	Indemnification Agreement, dated December 29, 2011, by and among Supreme Industries, Inc. and Matthew W. Long (incorporated by reference to Exhibit 10.2 to Supreme Industries, Inc.’s Current Report on Form 8-K filed on January 5, 2012).
(e)(7)	Amended and Restated Employment Contract by and among Supreme Industries, Inc. and William J. Barrett, dated to be effective January 1, 2005 (incorporated by reference to Exhibit 10.3 to Supreme Industries, Inc.’s Current Report on Form 8-K filed on February 16, 2006).

Exhibit No.	Description
(e)(8)	Amended and Restated Employment Contract by and among Supreme Industries, Inc. and Herbert M. Gardner, dated to be effective January 1, 2005 (incorporated by reference to Exhibit 10.2 to Supreme Industries, Inc.’s Current Report on Form 8-K filed on February 16, 2006).
(e)(9)	Amendment Number One to Employment Contract, effective June 29, 2012, between Supreme Industries, Inc. and William J. Barrett (incorporated by reference to Exhibit 10.4 to Supreme Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 filed on August 14, 2012).
(e)(10)	Amendment Number One to Employment Contract, effective June 29, 2012, between Supreme Industries, Inc. and Herbert M. Gardner (incorporated by reference to Exhibit 10.5 to Supreme Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 filed on August 14, 2012).
(e)(11)	Amendment Number Two to Employment Contract, dated as of August 8, 2017, by and between Supreme Industries, Inc. and William J. Barrett (incorporated by reference to Exhibit 10.2 to Supreme Industries, Inc.’s Current Report on Form 8-K filed on August 9, 2017).
(e)(12)	Amendment Number Two to Employment Contract, dated as of August 8, 2017, by and between Supreme Industries, Inc. and Herbert M. Gardner (incorporated by reference to Exhibit 10.3 to Supreme Industries, Inc.’s Current Report on Form 8-K filed on August 9, 2017).
(e)(13)	Amended and Restated Employment Agreement, effective as of May 6, 2016, by and among Supreme Industries, Inc., Supreme Corporation and Mark D. Weber (incorporated by reference to Exhibit 10.1 to Supreme Industries, Inc.’s Current Report on Form 8-K filed on November 15, 2016).
(e)(14)	Amended and Restated Employment Agreement, effective as of May 6, 2016, by and among Supreme Industries, Inc., Supreme Corporation and Matthew W. Long (incorporated by reference to Exhibit 10.1 to Supreme Industries, Inc.’s Current Report on Form 8-K filed on January 9, 2017).
(e)(15)	Supreme Industries, Inc.’s 2012 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Supreme Industries, Inc.’s Current Report on Form 8-K filed on May 29, 2012).
(e)(16)	Supreme Industries, Inc.’s 2016 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Supreme Industries, Inc.’s Current Report on Form 8-K filed on June 1, 2016).
(e)(17)	Amended and Restated Supreme Industries, Inc. Ownership Transaction Incentive Plan, effective May 2, 2016 (incorporated by reference to Exhibit 10.1 to Supreme Industries, Inc.’s Current Report on Form 8-K filed on May 6, 2016).
(e)(18)	Supreme Industries, Inc. 2017 Cash Bonus Plan (incorporated by reference to Exhibit 10.1 to Supreme Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2017 filed on May 5, 2017).
(e)(19)	Form of Restricted Stock Award Agreement, 2013 to present for Mark D. Weber; 2017 for Matthew W. Long (incorporated by reference to Exhibit 10.34 to Supreme Industries, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2016).
(e)(20)	Form of Restricted Stock Award Agreement, 2012 to present for all grantees other than Mark D. Weber and, beginning in 2017, Matthew W. Long (incorporated by reference to Exhibit 10.35 to Supreme Industries, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2016).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUPREME INDUSTRIES, INC.

By:	/s/ Mark D. Weber
Name:	Mark D. Weber
Title:	President and Chief Executive Officer
Dated: August 22, 2017

ANNEX I
August 8, 2017
Board of Directors
Supreme Industries, Inc.
2581 E. Kercher Road
Goshen, IN 46528
Board of Directors:
We understand that Supreme Industries, Inc., a Delaware corporation (the “Company”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”) by and among Wabash National Corporation, a Delaware corporation (“Parent”), Redhawk Acquisition Corporation, a Delaware corporation (“Merger Subsidiary”), and the Company. Pursuant to the Agreement, (i) Merger Subsidiary has agreed to commence a tender offer to purchase all of the issued and outstanding shares of  (a) Class A common stock, par value $.10 per share of the Company and (b) Class B common stock, par value $.10 per share of the Company (collectively with the Class A Shares, the “Shares”), at a price equal to $21.00 per share; (ii) following the consummation of the offer, Merger Subsidiary will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the merger and as a wholly owned subsidiary of Parent, and (iii) each Share of the Company, issued and outstanding immediately prior to the Effective Time (as defined in the Agreement), excluding each Share held immediately prior to the Effective Time by the Company or any wholly-owned Subsidiary of the Company and each issued and outstanding Share owned by Parent, Merger Subsidiary or any other wholly-owned Subsidiary of Parent and Dissenting Shares (as defined by the Agreement), shall be converted into the right to receive $21.00 in cash (the “Merger Consideration”).
In connection with your consideration of the Merger, the Board of Directors (the “Board”) of the Company (solely in its capacity as such) has requested the opinion of Robert W. Baird & Co. Incorporated (“Baird”) as to the fairness, from a financial point of view, to the Company’s stockholders as a group of the Merger Consideration to be received by such holders in the Merger. We express no opinion about the fairness of any amount or nature of the compensation or consideration payable to any of the Company’s officers, directors or employees, or any class of such persons, or to any particular stockholder or the holders of a particular class or series of securities relative to the Merger Consideration to be received by the Company’s stockholders as a group. You have not asked us to express, and we are not expressing, any opinion with respect to any of the other financial or non-financial terms, conditions, determinations or actions with respect to the Merger.
In conducting our financial analyses and in arriving at our opinion, we have reviewed such information and have taken into account such financial and economic factors, investment banking procedures and considerations as we have deemed relevant under the circumstances. In that connection, and subject to the various assumptions, qualifications and limitations set forth herein, we have, among other things: (i) reviewed certain internal information, primarily financial in nature, including financial forecasts for fiscal years (ending December) 2017 – 2022 concerning the business and operations of the Company (the “Forecasts”) furnished to us, and prepared, by the Company’s management for purposes of our analysis; (ii) reviewed financial statements of the Company for the fiscal years ended December 27, 2014, December 26, 2015 and December 31, 2016 and interim financial statements of the Company for the period ended July 1, 2017, which the Company’s management has prepared and identified as being the most current financial statements available; (iii) reviewed certain publicly available information, including, but not limited to, the Company’s recent filings with the Securities and Exchange Commission; (iv) reviewed the Company’s Ownership Transaction Incentive Plan document and estimated change of control payment calculation provided by management; (v) reviewed certain other internal strategic information, including presentations to the Board; (vi) reviewed the principal financial terms of the drafts dated August 3, 2017, August 6, 2017 and August 7, 2017 of the Agreement in the form expected to be presented to the Board as they related to our analysis; (vii) compared the financial position and operating results of the Company with those of certain other publicly traded companies we deemed relevant; (viii) compared the historical market prices, trading activity and market trading multiples of the Company’s common stock with those of certain other publicly traded companies we deemed relevant; (ix) compared the proposed Merger Consideration with the reported implied enterprise values of certain other transactions we deemed relevant; (x) considered the present values of the forecasted cash flows of the Company reflected in the Forecasts; and (xi) reviewed the Company’s certificate regarding information, financial statements and projections addressed to Robert W. Baird & Co. Incorporated. In addition, at the Company’s direction, for purposes of our opinion, we have applied net upward adjustments to the Company’s earnings before interest, taxes, depreciation and amortization (EBITDA) and earnings before interest and taxes (EBIT) for 2014 – 2017, which adjustments the Company has represented, and we assume, are reasonable and appropriate. We have held discussions with members of the Company’s senior management concerning the Company’s historical and current financial condition and operating results, as well as the future prospects of the Company. As a part of our engagement, we were requested by you to, and we did, solicit third party indications of interest in acquiring all or any part of the Company. We were not involved in assisting Parent in obtaining any financing of the Merger. We have also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant for the preparation of this opinion.
In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information that was publicly available or provided to us by or on behalf of the Company. We have not independently verified any publicly available information or information supplied to us by the Company. We have not been engaged to independently verify, have not assumed any responsibility to verify, assume no liability for, and express no opinion on, any such information, and we have assumed and relied upon, without independent verification, that the Company is not aware of any information that might be material to our opinion that has not been provided to us. We have assumed and relied upon, without independent verification, that: (i) all material assets and liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the Company’s most recent financial statements provided to us, and there is no information or facts that would make any of the information reviewed by us incomplete or misleading; (ii) the financial statements of the Company provided to us present fairly the results of operations, cash flows and financial condition of the Company for the periods, and as of the dates, indicated and were prepared in conformity with U.S. generally accepted accounting principles consistently applied; (iii) the Forecasts for the Company were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the Company’s senior management as to the future performance of the Company, and we have relied, without independent verification, upon such Forecasts in the preparation of this opinion, although we express no opinion with respect to the Forecasts or any judgments, estimates, assumptions or basis on which they were based, and we have assumed, without independent verification, that the Forecasts currently contemplated by the Company’s management used in our analysis will be realized in the amounts and on the time schedule contemplated; (iv) the net upward adjustments applied to the Company’s earnings before interest, taxes, depreciation and amortization (EBITDA) and earnings before interest and taxes (EBIT) for 2014 – 2017 are represented by the Company’s senior management to be reasonable and appropriate, and we have relied with your permission, but without independent verification, on such adjustments to EBITDA and EBIT for purposes of our opinion; (v) in all respects material to our analysis, the Merger will be consummated in accordance with the terms and conditions of the Agreement without any amendment or modification thereto and without waiver by any party of any of the conditions to their respective obligations thereunder; (vi) in all respects material to our analysis, the representations and warranties contained in the Agreement are true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the Agreement; (vii) all corporate, governmental, regulatory or other consents and approvals (contractual or otherwise) required to consummate the Merger have been, or will be, obtained without the need for any divestitures or other material changes to the Merger Consideration or other material financial terms or conditions of the Merger or that would otherwise materially affect the Company or our analysis. We have relied upon and assumed, without independent verification, that the final form of any documents referred to above will not differ in any material respect from such draft documents. We have relied, without independent verification, as to all legal, regulatory, accounting, insurance and tax matters regarding the Merger on the advice of the Company and its professional advisors, and we have assumed that all such advice was correct. In conducting our review, we have not undertaken or obtained an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise, known or unknown) or solvency of the Company. We have not considered any expenses or potential adjustments to the Merger Consideration relating to the Merger as part of our analysis. In each case above, we have made the assumptions and taken the actions or inactions described above with your knowledge and consent.
Our opinion necessarily is based upon economic, monetary and market conditions as they exist and can be evaluated on the date hereof, and our opinion does not predict or take into account any changes which may occur, or information which may become available, after the date hereof. We are under no obligation to update, revise, reaffirm or withdraw this opinion, or otherwise comment on or consider events occurring after the date hereof. Furthermore, we express no opinion as to the price or trading range at which any of the Company’s securities (including the Company’s common stock) will trade following the date hereof or as to the effect of the Merger on such price or trading range. Such price and trading range may be affected by a number of factors, including but not limited to (i) dispositions of the common stock of the Company by stockholders within a short period of time after, or other market effects resulting from, the announcement and/or effective date of the Merger; (ii) changes in prevailing interest rates and other factors which generally influence the price of securities; (iii) adverse changes in the current capital markets; (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company or in the Company’s industries; (v) any necessary actions by, or restrictions of, federal, state or other governmental agencies or regulatory authorities; and (vi) timely completion of the Merger on terms and conditions that are acceptable to all parties at interest.
Our opinion has been prepared at the request and for the internal and confidential information of the Board, and may not be used for any other purpose or disclosed to any other party without our prior written consent provided, however, that this letter may be reproduced in full in the Proxy Statement to be provided to the Company’s stockholders in connection with the Merger. Any description or reference to Baird or this opinion in the Proxy Statement (or any other publicly available document or regulatory filing), however, shall be subject to Baird’s prior review and approval. This opinion does not address the relative merits or risks of: (i) the Merger, the Agreement or any other agreements or other matters provided for, or contemplated by, the Agreement; (ii) any other transactions that may be, or might have been, available as an alternative to the Merger; or (iii) the Merger compared to any other potential alternative transactions or business strategies considered by the Board and, accordingly, we have relied upon our discussions with the senior management of the Company with respect to the availability and consequences of any alternatives to the Merger. This opinion does not constitute a recommendation to the Board, any security holder or any other person as to how any such person should vote or act with respect to the Merger or whether any stockholder of the Company should tender shares of the Company’s common stock in any tender offer or make any election with respect to the Merger.
We have acted as financial advisor to the Company in connection with the Merger and will receive a fee (a “Transaction Fee”) for our services, which is contingent upon the consummation of the Merger. We will also receive a separate fee for rendering this opinion, which fee is not contingent upon the conclusions of our opinion or the consummation of the Merger, but is fully creditable against the contingent Transaction Fee (if paid). In addition, the Company has agreed to reimburse us for certain of our expenses and to indemnify us and certain related parties against certain liabilities that may arise out of our engagement. We will not receive any other significant payment or compensation contingent upon the successful completion of the Merger.
Over the past two years, Baird has not provided investment banking or financial services to the Company, other than in connection with the Merger. Neither Baird nor its affiliates has received any payments from Parent over the past two years. Although Baird has no current investment banking engagements with Parent, Baird has provided ad hoc investment banking advisory services and analyses to Parent without compensation in furtherance of its efforts to be engaged on future transactions and other related matters. No material relationship between Baird, on the one hand, and the Company, Parent or any other party or affiliate to the Merger, on the other hand, is mutually understood to be contemplated in which any compensation is intended to be received.

In the ordinary course of business, Baird may from time to time provide investment banking, advisory, brokerage and other services to clients that may be competitors or suppliers to, or customers or security holders of, the Company or Parent or any other party that may be involved in the Merger and their respective affiliates or that may otherwise participate or be involved in the same or a similar business or industry as the Company or Parent. In addition, Baird and certain of its employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may from time to time hold or trade the securities of the Company and/or Parent (including the Company’s and Parent’s common stock) for their own account or the accounts of our customers and, accordingly, may at any time hold long or short positions or effect transactions in such securities. Baird may also serve as a market maker in the publicly traded securities of the Company and/or Parent.
Our opinion was approved by our firm’s internal fairness committee.
Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, we are of the opinion that, as of the date hereof, the Merger Consideration to be received by the Company’s stockholders as a group in the Merger is fair, from a financial point of view, to such holders.
Very truly yours,
/s/ Robert W. Baird & Co. Incorporated
ROBERT W. BAIRD & CO. INCORPORATED

ANNEX II
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF APPRAISAL
§ 262.   Appraisal rights
(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)
Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.
Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.
Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)
In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)
In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e) and (g) of this section, shall apply as nearly as is practicable.

(d)
Appraisal rights shall be perfected as follows:

(1)
If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of  § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)
If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of  § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)
Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)
Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)
At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h)
After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)
From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l)
The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.